

ViaSat®



2008 ANNUAL REPORT



We are a key technology provider for virtually every satellite broadband system. The announcement of our Ka-band satellite initiative promises to add an exciting chapter to our story.



AMC-15/16
ANIK F2
WILDBLUE-1
SPACEWAY 1
SPACEWAY 2
SPACEWAY 3
ALL C/KU FSS
VIASAT-1
SATELLITE CAPACITY IN GBPS

ViaSat has been a key technology provider for virtually every form of satellite broadband system ever developed, and our announcement in fiscal 2008 of our Ka-band satellite initiative promises to add an exciting chapter to this story.

A quick review of our past development and manufacturing successes sets the stage for our role in transforming the capabilities of satellite broadband. We've worked with every satellite technology architecture, including developing the ground equipment for these satellites, with more to follow shortly: Asian iPStar, U.S. WildBlue, Canadian ANIK F2, European Hotbird, Japanese "Kizuna" gigabit broadband, U.S. military Wideband Global Satellite constellation, and the forthcoming TSAT constellation.

We know firsthand the varying capabilities of Ka-/Ku-band bent pipe, Ka-band DVB-RCS, Ka/Ku DOCSIS, and Ka on-board processed satellites. Our production experience includes hundreds of thousands of terminals—climbing towards 1 million—making us a leading technology provider for Ka-band.

Our integrated Ka-band space and ground system will incorporate learning from all these projects, and then leapfrog them. The first satellite, ViaSat-1, is expected to deliver 10 times the satellite bandwidth for the same capital investment as the previous best Ka-band satellite—a huge competitive advantage. Perhaps what is most exciting is that ViaSat-1 is only the start of a decades-long global growth opportunity.

Current satellites cannot satisfy the demand for bandwidth volume. We are developing a game-changing system that is intended to enable high bandwidth media via satellite.


HIGH-BANDWIDTH DEMAND
LOW-BANDWIDTH DEMAND

In 2005 two classes of traffic dominated all Internet usage: Web browsing/e-mail/file transfer and peer-to-peer. Just three years later the landscape has transformed in profound ways as new video and multimedia applications are driving Internet traffic growth. According to estimates from Cisco Systems, web browsing, e-mail, and file transfers will make up only about one-fourth of consumer Internet traffic in 2011 when ViaSat-1 is launched—bandwidth intensive media being most of the rest.

Current satellites cannot economically satisfy that bandwidth demand. ViaSat's Ka-band initiative is designed to help meet those fast-rising needs as bandwidth demand continues to ramp up. We anticipate bringing something completely new to the market, with higher bandwidth volume delivered at a lower cost per bit than any satellite before, creating a great value proposition for our business partners and future subscribers.

Consumer response to first generation Ka-band satellites demonstrates this value in the marketplace. Consumer services provisioned with higher volumes of bandwidth than conventional Ku-band satellites have shown faster adoption rates and lower levels of customer "churn". We believe this indicates a substantial market of potential subscribers who are beyond the reach of high-speed, high-capacity, terrestrial services and who would respond favorably to the even greater quantities of bandwidth ViaSat-1 is designed to deliver.

In short, our new satellite—at approximately 100 Gbps—can be a game changing technology that we anticipate will be much better at serving the high bandwidth requirements of Internet media traffic expected in the years ahead.





We believe this project represents an unprecedented partnership opportunity for multi-continental Ka-band satellite broadband.


PROJECTED REVENUES
BANDWIDTH-RELATED REVENUES
NEW PRODUCTS REVENUES
BASE REVENUES

Economies of scale are key to success in consumer telecommunications mass markets. In satellite, low-cost broadband Ka-band bandwidth is the fuel that makes networks grow. ViaSat is taking this major leap in satellite broadband because we believe we're the only company that can both visualize the opportunity and has the knowledge base to capitalize on it.

While competitors have invested in far less cost-effective on-board processed systems, we have seized the initiative in bent-pipe Ka-band broadband. But a successful next-generation satellite broadband offering cannot be executed by a technology company alone. In that spirit, we are enlisting blue-chip partners in satellite manufacturing and service provisioning to bring the service to market and maximize the opportunity.

We are cooperating closely with Eutelsat in Europe and Loral Space and Communications (the largest shareholder of Telesat) in Canada. It's a significant endorsement of our technology by these pioneers in Ka-band who are already using our ground system with satellites in North America and Europe.

We believe this project represents an unprecedented partnership opportunity for multi-continental Ka-band broadband. The dramatically reduced bandwidth cost profile of our project allows service providers to much more efficiently apply capacity to a broad range of growth markets including local and regional video, aviation and maritime mobility, 3G/4G cellular backhaul, and a new generation of enterprise private networks. As this story unfolds, ViaSat is staying true to its roots: we are investing in the integrated space and ground systems technology that is designed to make our offering the most cost-effective. This approach manages our risk, while positioning us to capture a substantial portion of the project's upside potential.

Our technology leadership and time-to-market advantage can create a foundation for continuous improvement and technology creation that offers us the potential for enduring growth.


KU FSS
SPACEWAY
WILDBLUE-1
VIASAT-1
BANDWIDTH CAPITAL COSTS

In fact, the role of innovator is a comfortable one for ViaSat. We have a history of bold and successful technology investments since our days as a start-up, when we self-financed our investments in new projects as we grew. Over time we've made important investments that have carried us to new stages of growth, including key acquisitions, as well as strategic decisions to attack specific markets such as Ka-band broadband, tactical data links, or information assurance. Our dual strength in commercial and government markets has also helped provide multiple potential outlets for our technologies, creating new organic opportunities.

We have long believed that low-cost bandwidth is the key to the satellite broadband market. Our ViaSat-1 project derives from a confluence of market and financial factors that create an attractive window of opportunity. We are at a unique nexus of market perspective and technical know-how that we believe few other companies can readily access. Our experience in North America shows that the market is constrained by the supply of low-cost bandwidth in key geographic regions of high demand. ViaSat-1 is poised to address that market sooner, with more cost-effective capacity, than any other satellite. ViaSat-1 has already had a profound influence on thinking and planning for satellite services in virtually every part of the world. We believe our technology leadership and time-to-market advantage can create a foundation for continuous improvement and technology creation. And that offers the potential for enduring growth that few technology companies ever enjoy.





VIASAT TALENT

From designing the next generation of satellite broadband to building front line military information systems, from extending communications to the farthest reaches of the earth to advancing the boundaries of communication technology, our history of solving some of the most complex digital communication challenges is what makes our employees proud to be a part of ViaSat.



OUR PEOPLE

Our core business strengths show a 22-year track record of driving profitable growth, regardless of economic or political changes.

For the first time, this year ViaSat broke into the *Washington Technology* "Top 100 Government IT Contractors," one of 22 new companies on the list, demonstrating the continuing growth opportunities for companies that bring value and new ideas to the market. A few key attributes make us optimistic that we can extend that record with our current businesses.

SKYROCKETING DEMAND FOR ABUNDANT BANDWIDTH. Our technical staff approaches this challenge from many angles, not just satellite systems. Data processing and acceleration techniques, more efficient antenna technologies, creative waveforms, data security systems, and adopting open standards all give customers the ability to do more with less bandwidth.

AN EXPANDING FUTURE DEMAND FOR WHAT WE DO. A recent Frost & Sullivan report predicts a stable level of defense procurement outlays through 2013, and also notes several procurement trends that play to our strengths:

» Implementation of commercial products to save costs and shorten acquisition cycles, rather than major new R&D programs.

» Focus on Navy, Marine and Army communication and information system upgrades.

» Increased emphasis on Special Operations.

» No cost benefits to delaying current production and fielding programs.

UNIQUE INTERPLAY BETWEEN OUR BUSINESS AREAS TO SERVE BOTH GOVERNMENT AND COMMERCIAL CUSTOMERS. Few companies can match the way our people and products easily shift between commercial and government applications.

BUILDING THE COMPANY TO TAKE ON LARGER, MORE COMPLEX PROJECTS. Complementing our technical expertise, our strong business organization can win, plan, develop and execute programs on a scale that we could not just a few years ago.

ABILITY TO ATTRACT THE BRIGHTEST TALENT. Our scale makes ViaSat more attractive to the brightest new talent who want to take on interesting, cutting-edge and complex projects, and take any number of career paths.



TACTICAL DATA LINKS

Our Multifunctional Information Distribution System (MIDS) success story continued with an increasing edge in market share versus our competition.

Though the market for our MIDS Low Volume Terminals is cresting, we are poised for growth with a number of new developments:

» MIDS Joint Tactical Radio System (MIDS JTRS), the new software defined radio (SDR) version entering production this year, is expected to result in new orders to replace the current MIDS installed base.

» The Joint Tactical Radio System (JTRS) is designed to support many different waveforms—enhancing interoperability among military radios. The MIDS JTRS program has had notable success, moving farther and faster in the development cycle, with much less funding, than other JTRS radio types. This success creates opportunities for MIDS JTRS to expand into new applications and host platforms beyond those served by MIDS LVT.

» An expanding desire to share the common "air picture" is rising for many military platforms, not just aircraft and ships. Our new Small Tactical Terminal, now entering production, can answer this need.

» We are expanding our role beyond terminal supplier to full system integration, offering new support services, especially in international markets. This new role is an opportunity for additional sales and profits.

» Our Enerdyne subsidiary has opened the door to the tactical Unmanned Aerial Vehicle (UAV) market with the EnerLinks™ line of digital video data links. With military commanders wanting more streaming video for an ever clearer view of Intelligence, Surveillance, and Reconnaissance (ISR) missions, the UAV market is expected to double in the next 10 years according to market researcher Teal Group.

» Enerdyne demonstrated application of its system with U.S. Special Operations boarding parties for maritime interdiction. And combining EnerLinks with our Data Controllers and ArcLight® mobile broadband system could create an end-to-end system for gathering and distributing full-motion video in real time.


Panasonic

Several years of R&D investments have built more capability and flexibility into our core information assurance technologies.

With several developments reaching full maturity this year, we increase our ability to compete more effectively in current markets and continue expansion into new areas:

- » The first release of HAIPE® V3 with support for the new Internet Protocol V6—mandated for government networking—enables more opportunities to capture network encryption market share.
- » New physical form factors, improved bandwidth efficiency, and remote management features for mobile variants of our network encryptors—now certified by the NSA—improve our ability to secure mobile applications.
- » New developing positions include both information assurance onboard satellites and encryption of storage media such as computer hard drives.
- » Completion of our next generation PSIAM™ programmable crypto-system enables us to pursue smaller, lower power, higher volume Information Assurance applications.
- » With demand increasing for secure IP over noisy or low rate (disadvantaged) networks, we're combining our IP over legacy technologies and network encryption. As an example, our ability to transmit video over these networks for the first time is receiving excellent customer feedback, and providing opportunities as the government pushes secure networking to the edge.
- » Expansion of our ease-of-use leadership by driving toward "transparent" network security, including dynamic, ad hoc networking and remote network management.
- » Completion of programmable hardware that supports a phased approach for the government to transition from old circuit-based communication networks to IP-based networks.



We anticipate growth opportunities as several of our government satcom products transition from development to volume production.

The head of the Pentagon National Security Space Office recently stated that the need for satellite capacity is rising at a much higher rate than can be matched by new dedicated military satellite systems, and that bandwidth demand will always exceed expectations. This is a ripe opportunity for our Government Satcom Systems group, which offers products that expand the capacity of each communication channel, connecting more soldiers to the information that keeps them informed, effective, and safe in battle:

» Over 4,500 LinkWay® enterprise satellite modems deployed in military teleports and Joint Force installations.

» Delivered almost 2,000 Advanced Modulation and Coding MD-1366 Enhanced Bandwidth Efficient Modems (EBEM), the new military standard for point-to-point connections.

» By implementing our DVB-S2 ACM technology, our Joint IP Modem (JIPM) design gives the military a low-cost, open standard modem for point-to-multipoint networking supporting the Global Broadcast System and other Global Information Grid (GIG) access.

» A new Blue Force Tracking messaging terminal in prototype testing that costs the same but is designed to give the U.S. Army eight times the messaging capacity.

» Interoperability testing of the new UHF Integrated Waveform to upgrade over 25,000 fielded systems for increased throughput and capacity.

Future avenues of growth for this group are evident as well. A leap forward in satellite capacity, similar to ViaSat-1, could be a very cost-effective answer to the military need for more bandwidth. In addition, products like the EBEM and BFT terminal have the potential to flow into opportunities in commercial and civil government applications.



We've consolidated our commercial organization to offer a blend of satellite systems and products that is unique in the marketplace.

We've consolidated several of our commercial product lines to take advantage of economies of scale in common activities in consumer broadband, enterprise satellite networks, and mobile broadband product groups. Our Commercial Networks group has a number of exciting initiatives underway:

» A promising stream of consumer broadband network infrastructure and customer premises equipment sales in the U.S., Canada, and Europe on Ka-band satellites, as well as the forthcoming ViaSat-1 and KA-SAT projects. There are also significant opportunities emerging in Asia Pacific, Africa, the Middle East, and Latin America.

» Multiple opportunities in enterprise and government broadband networking that leverage our DOCSIS®-based consumer broadband system cost advantages.

» Growing our ArcLight® mobile broadband system installed base through broadband aboard business aircraft and a distribution agreement with KVH for maritime applications. Then leveraging that installed base to expand our mobile broadband satellite service network into a global infrastructure to provide additional service revenue.

» Building up a Satellite Services group that already provides managed broadband services, and also will provide a complete satellite access network for ViaSat-1, along with future high capacity satellite ventures.

» Offering an intellectual property base we believe is second to none, incorporating communication chip sets, system development, and innovative technologies that make our modems, antenna systems, hubs, and transceivers.

» Our ICT subsidiary is positioned to take advantage of broader market opportunities outside ViaSat, but the ICT AcceleNet® product is also proving valuable to our Commercial Networks customers. With the global remote and mobile workforce headed toward one billion in the next few years, AcceleNet wide area network optimization improves the productivity of those workers. AcceleNet is a simple software client that is less expensive and easy to implement.

Our culture embraces technical innovation. Creative engineering and project collaboration are encouraged by the management team so that contributions by every employee, from the most seasoned systems engineer to the recent graduate, are not only welcomed, but actively pursued.



Financial Highlights

Twelve months ended (All amounts shown are in thousands, except per share data)	March 28, 2008	March 30, 2007	March 31, 2006
STATEMENT OF INCOME DATA			
Revenues	$574,650	$516,566	$433,823
Operating expenses:			
Cost of revenues	413,520	380,092	325,271
Selling, general and administrative	76,365	69,896	57,059
Independent research and development	32,273	21,631	15,757
Amortization of intangible assets	9,562	9,502	6,806
Income from operations	42,930	35,445	28,930
Interest, net	5,155	1,741	(200)
Income before income taxes and minority interest	48,085	37,186	28,730
Provision for income taxes	13,521	6,755	5,105
Minority interest in net earnings of subsidiary, net of tax	1,051	265	110
Net Income	$ 33,513	$ 30,166	$ 23,515
Basic net income per share	$ 1.11	$ 1.06	$ 0.87
Diluted net income per share	$ 1.04	$ 0.98	$ 0.81
Shares used in computing basic net income per share	30,232	28,589	27,133
Shares used in computing diluted net income per share	32,224	30,893	28,857
BALANCE SHEET DATA			
Cash, cash equivalents and short-term investments	$125,219	$103,392	$ 36,887
Working capital	$248,251	$187,406	$152,907
Total assets	$551,094	$483,939	$365,069
Other liabilities	$ 17,290	$ 13,273	$ 7,625
Total stockholders' equity	$404,140	$348,795	$263,298

GOVERNMENT REVENUES
dollars in millions


$218.4
$278.4
$319.5
2006
2007
2008

COMMERCIAL REVENUES
dollars in millions


$216.5
$231.5
$248.3
2006
2007
2008

SATELLITE SERVICES REVENUES
dollars in millions


$5.2
$6.7
$6.8
2006
2007
2008

Dear Fellow Shareholders:

I'm pleased to report that ViaSat achieved our top level management objectives in fiscal 2008 by earning record profits while positioning the company in attractive markets affording the potential for continued, sustainable growth. Some of the key metrics include:

» *Revenues reached $575 million—up 11% over fiscal 2007. We've increased revenues every year over the last five fiscal years at an average compound annual growth rate of 20%—growing from $278 million in fiscal 2004.*

» *GAAP net income in fiscal 2008 was $33.5 million—also up 11% over fiscal 2007. Net income has also grown every year for the last five fiscal years—at an average compound annual growth rate of over 25%.*

» *GAAP diluted earnings per share (EPS) in fiscal 2008 was $1.04—an increase of 6% over fiscal 2007. Year over year growth was constrained due to the timing of federal R&D tax credit legislation, which resulted in a significantly higher than normal tax rate. Still GAAP diluted EPS has increased every year for the past five fiscal years—at an average compound annual growth rate of over 21% from $0.48 in fiscal 2004.*

The financial results reflect solid competitive positions in key areas—both commercial and government. Our government market areas in tactical data links, information assurance, and satellite communications continue to show strong earnings, with enviable revenue growth and attractive prospects for the future.

Our commercial results reflect the context of important strategic initiatives we are undertaking. Demand for satellite Ka-band broadband service was far stronger than expected—with both WildBlue Communications and Telesat Canada selling out their available capacity in large portions of the United



Richard A. Baldridge
President and Chief Operating Officer



Mark D. Dankberg
Chairman of the Board and Chief Executive Officer

States and Canada. We scaled the business quickly, more than doubling shipments over prior years, and achieving record profits. However, limits on satellite bandwidth in high demand geographic markets stifled our customers' growth and spurred our move to play a more proactive role in facilitating the growth of this market. In addition to these plans, we also invested significantly in our recently acquired ICT AcceleNet product—which earned a very exciting OEM distribution agreement with Cisco Systems as its Wide Area Applications Services (WAAS) mobile supplier. These strategic initiatives and investments help chart the course for the future of our commercial segment, even though they contributed to near-term segment earnings challenges for legacy businesses like VSAT.

Overall, our fiscal 2008 results were very good and we are proud of the track record of sustained growth to which they have added. Further, we believe this record is indicative of the potential for comparable growth for our next five years and beyond.

Our ability to deliver at these levels is a product of a management approach that balances today's results with prudent investments in long-term market opportunities. We take an expansive view of target markets and of our skills and capabilities. Our business mix, customer base, and the associated earnings have evolved substantially over recent years and even more dramatically compared to 10 years ago.

Fundamentally, ViaSat competes by applying advanced new technologies that are more cost-effective than those used by competitors—who are more often than not much more established players. We aim to look ahead by targeting markets that will be growing at the time we arrive—and will endure long enough for us to harvest. We've been fortunate enough to be successful several times with this approach—notably originally in the defense markets for UHF band satellite terminals, complex communication environment simulation, then with MIDS, and again in the information assurance market for Type 1 Internet protocol security. Each of those has been enduring and profitable "franchise" type market segments. We're now working to extend our reach in defense communications to information assurance in space, and video data links for small tactical Unmanned Aerial Vehicles (UAVs).

In our commercial market, we've had very good success in the Ka-band direct-to-home consumer broadband market, and some good initial progress applying Ku-band Fixed Satellite Services (FSS) bandwidth to broadband applications for aviation, maritime, land mobile, and defense markets. The underlying theme in each of those areas is to apply new satellite systems technology to expand known existing markets with compelling bandwidth cost reductions. In Ka-band direct-to-home broadband, the key is exploiting integrated space and ground segment technology to gain order of magnitude (*i.e.*, a factor of 10) economic improvement compared to the best satellite systems in the United States market today. In mobile broadband, we're applying innovative antenna and signaling techniques to gain order of magnitude advantages in air-time costs relative to existing Mobile Satellite Systems (MSS) services that use much more limited, and expensive, L-band spectrum to serve the same target platforms. Ultimately, we see Ka-band as being a decisive resource in the mobile broadband market as well.

Earlier this year, we took a big step by ordering a Ka-band broadband satellite for the United States and Canadian market. Obviously, in one sense, designing and acquiring a satellite seems like a big departure from our typical business. But, in another sense, it is the obvious place for us to attack. Our experience in commercial satellite services, and in consumer satellite broadband in particular, has made it clear that bandwidth is in ever short supply—and bandwidth cost is by far the single largest dimension of performance improvement demanded by the broadband market. The satellite we are building, by establishing a quantum leap in bandwidth capacity, is expected to lower the effective cost of that bandwidth to a level that allows our future service provider partners to offer a tremendous proposition to consumers and businesses. We believe we have the technical experience and expertise, the market access, and the management team to make this step into an adjacent business space as successfully as we have in the past.

We invite you to learn more about our existing businesses and our new Ka-band satellite business in the rest of our annual report. You'll find some interesting and valuable perspectives on our future and our prospects for enduring profitable growth.

And, as always, we'd like to thank our employees, our customers, our supply chain partners, and, of course, our shareholders for the opportunities in front of us. We're looking forward to an exciting year.

Sincerely,



Mark D. Dankberg
Chairman of the Board and Chief Executive Officer

Year in Review

APRIL 2007

Began shipments of LinkStar® enterprise satellite networking system with Adaptive Coding and Modulation (ACM), plus exclusive ViaSat Dynamic Link Adaptation (DLA) and AcceleNet® software.

Won Frost & Sullivan "Excellence in Technology Award" for driving dramatic advances in Link 16 Multifunctional Information Distribution System (MIDS) technology while at the same time reducing terminal costs.

MAY 2007

Entered into an agreement with WildBlue Communications to supply at least their next 500,000 Ka-band satellite terminals for the WildBlue satellite broadband service. ViaSat also delivered network infrastructure and software upgrades to WildBlue during the year, opening capacity in previously sold-out regions.

JUNE 2007

Awarded contracts for non-recurring terminal engineering, terminals to support government air worthiness testing, and the first lot of MIDS Joint Tactical Radio System (MIDS JTRS) production transition terminals.

JULY 2007

Received awards totaling $124 million for MIDS Low Volume Terminal (LVT) products, accessory equipment, and next generation data link development programs. ViaSat also shipped over 430 LVT systems during the year.

AUGUST 2007

Acquired JAST, a specialist in small, low-profile antennas, primarily for the mobile satellite broadband market.

SEPTEMBER 2007

Extended our relationship and collaboration with Eutelsat, including an agreement to become the exclusive provider of broadband networking equipment for the Tooway™ consumer broadband satellite service in Europe, and supplying the mobile broadband system for high-speed trains operated by the French SNCF railway.

Introduced the KG-250 Release 1.4, the first product to be in full compliance with the HAIPE® Interoperability Specification, Foreign Interoperability (HAIPE IS-FI) standard, following certification from the National Security Agency.

OCTOBER 2007

Achieved a listing on the *Forbes* magazine "200 Best Small Companies" for the sixth time. The list is a compilation of the best small, but growing, businesses in America.

Received $18.3 million contract from the U.S. Air Force in support of continued development of the Joint Communication Simulator (JCS), to include Link 16, new operating modes, and other new CNI signals.

NOVEMBER 2007

Commenced work on a military satellite communication product called the Joint Internet Protocol Modem (JIPM) through a subcontract with Globecomm Systems. The new modem is designed to integrate advanced commercial satellite networking, information assurance technologies, and open standard networking for joint military forces.

DECEMBER 2007

Signed new distribution agreements and received new orders worth $26 million for airborne broadband terminals and satellite services for ARINC SKYLink℠ and Rockwell Collins eXchange™ services.

JANUARY 2008

Announced our new ViaSat-1 broadband satellite project, including signing a contract with Space Systems/Loral to build the satellite, which is expected to be the world's highest capacity broadband satellite. Compared to current Ka-band broadband satellites, ViaSat-1 is expected to increase the amount of capacity per satellite by more than a factor of 10 at the same cost.

MARCH 2008

Total cumulative shipments of SurfBeam® modems and US Monolithics Ka-band transceivers reach over 500,000 in support of the WildBlue and Telesat services in North America.

Financial Performance

Selected Financial Data

The following table provides our selected financial information for each of the fiscal years in the five-year period ended March 28, 2008. The data as of and for each of the fiscal years in the five-year period ended March 28, 2008 have been derived from our audited financial statements. You should consider the financial statement data provided below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes which are included elsewhere in this Annual Report. All amounts shown are in thousands, except per share data.

Years Ended	March 28, 2008	March 30, 2007	March 31, 2006	April 1, 2005	April 2, 2004
STATEMENT OF INCOME DATA:					
Revenues	**$574,650**	$516,566	$433,823	$345,939	$278,579
Operating expenses:					
Cost of revenues	**413,520**	380,092	325,271	262,260	206,327
Selling, general and administrative	**76,365**	69,896	57,059	48,631	38,800
Independent research and development	**32,273**	21,631	15,757	8,082	9,960
Amortization of acquired intangible assets	**9,562**	9,502	6,806	6,642	7,841
Income from operations	**42,930**	35,445	28,930	20,324	15,651
Interest income (expense), net	**5,155**	1,741	(200)	304	(346)
Income before income taxes and minority interest	**48,085**	37,186	28,730	20,628	15,305
Provision for income taxes	**13,521**	6,755	5,105	1,246	2,015
Minority interest in net earnings of subsidiary, net of tax	**1,051**	265	110	115	122
Net income	**$ 33,513**	$ 30,166	$ 23,515	$ 19,267	$ 13,168
Basic net income per share	**$ 1.11**	$ 1.06	$ 0.87	$ 0.72	$ 0.50
Diluted net income per share	**$ 1.04**	$ 0.98	$ 0.81	$ 0.68	$ 0.48
Shares used in computing basic net income per share	**30,232**	28,589	27,133	26,749	26,257
Shares used in computing diluted net income per share	**32,224**	30,893	28,857	28,147	27,558
BALANCE SHEET DATA:					
Cash, cash equivalents and short-term investments	**$125,219**	$103,392	$ 36,887	$ 14,741	$ 18,670
Working capital	**248,251**	187,406	152,907	138,859	107,846
Total assets	**551,094**	483,939	365,069	301,825	272,682
Other liabilities	**17,290**	13,273	7,625	3,911	2,944
Total stockholders' equity	**404,140**	348,795	263,298	226,283	202,475

Net income for fiscal year 2008 and 2007 included stock-based compensation expense of approximately $7.1 million and $5.0 million, respectively, recorded under Statement of Financial Accounting Standards No. 123 (SFAS 123R), "Share-Based Payment" adopted on April 1, 2006 and upon our review of stock option grant procedures in fiscal year 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL

We are a leading producer of innovative satellite and other wireless communications and networking systems to government and commercial customers. Our ability to apply technologies between government and commercial customers combined with our diversification of technologies, products and customers, provides us with a strong foundation to sustain and enhance our leadership in advanced wireless communications and networking technologies. Based on our history and extensive experience in complex defense communications systems, we have developed the capability to design and implement innovative communications solutions, which enhance bandwidth utilization by applying our sophisticated networking and digital signal processing techniques. Our goal is to leverage our advanced technology and capabilities to capture a considerable share of the networking and global satellite communications equipment and services segment of the broadband communications market for both government and commercial customers.

Our internal growth to date has historically been driven largely by our success in meeting the need for advanced communications products for our government and commercial customers. By developing cost-effective communications solutions incorporating our advanced technologies, we have continued to grow the markets for our products and services.

In fiscal year 2008, we announced a change in the composition of our segments to reflect the realignment of the organization with our recent strategic initiatives. We conduct our business through three segments: government systems, commercial networks and satellite services. Prior fiscal year information has been recast to facilitate comparisons to the newly established reportable segments.

GOVERNMENT SYSTEMS

Our government business encompasses specialized products principally serving defense customers and includes:

- Data links, including MIDS terminals, MIDS JTRS development and unmanned vehicle technologies,
- Information security and assurance products and services, which enable military and government users to communicate secure information over secure and non-secure networks, and
- Government satellite communication systems and products, including UHF DAMA satellite communications products consisting of modems, terminals and network control systems, and innovative broadband solutions to government customers to increase available bandwidth using existing satellite capacity.

Serving government customers with cost-effective products and solutions continues to be a critical and core element of our overall business strategy.

COMMERCIAL NETWORKS

The commercial networks segment offers an end-to-end capability to provide customers with a broad range of satellite communication and other wireless communications equipment solutions including:

- Consumer broadband products and solutions to customers based on DOCSIS® or DVB-RCS-based technology,
- Mobile broadband products and systems for airborne, maritime and ground mobile broadband applications,
- Enterprise VSAT networks products,
- Satellite networking systems design and technology development, and
- Antenna systems for commercial and defense applications and customers.

With expertise in commercial satellite network engineering, gateway construction, and remote terminal manufacturing for all types of interactive communications services, we have the ability to take overall responsibility for designing, building, initially operating, and then handing over a fully operational, customized satellite network serving a variety of markets and applications. In addition, based on our advanced satellite technology and systems integration experience, we have developed products addressing five key broadband markets: enterprise, consumer, in-flight, maritime and ground mobile applications.

SATELLITE SERVICES

Satellite services segment encompasses three primary areas: managed broadband services, mobile broadband services and wholesale bandwidth services. For everyday enterprise networking or backup protection for primary networks, our managed broadband service provides a combination of terrestrial and satellite connections through an around-the-clock call center and network management operation to ensure customer network availability and reliable digital satellite communications. Our mobile broadband service includes network management services for our customers who utilize our Arclight-based mobile communication systems, also through our network management center. In 2008, we began construction of a high-speed Ka-band satellite in order to provide wholesale broadband services over North America. We currently plan to launch this satellite in early 2011 and introduce service later in 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations

SOURCES OF REVENUES

To date, our ability to grow and maintain our revenues has depended on our ability to identify and target markets where the customer places a high priority on the technology solution, and obtaining additional sizable contract awards. Due to the nature of this process, it is difficult to predict the probability and timing of obtaining awards in these markets.

Our products are provided primarily through three types of contracts: fixed-price, time-and-materials and cost-reimbursement contracts. Historically, fixed-price contracts, which require us to provide products and services under a contract at a specified price, comprised approximately 86%, 84% and 88% of our revenues for fiscal years 2008, 2007 and 2006, respectively. The remainder of our annual revenue was derived from cost-reimbursement contracts, under which we are reimbursed for all actual costs incurred in performing the contract to the extent such costs are within the contract ceiling and allowable under the terms of the contract, plus a fee or profit, and from time-and-materials contracts which reimburse us for the number of labor hours expended at an established hourly rate negotiated in the contract, plus the cost of materials utilized in providing such products or services.

Historically, a significant portion of our revenues are from contracts for the research and development of products. The research and development efforts are conducted in direct response to the customer's specific requirements and, accordingly, expenditures related to such efforts are included in cost of sales when incurred and the related funding (which includes a profit component) is included in revenues. Revenues for our funded research and development were approximately $112.2 million or 20% of our total revenues during fiscal year 2008, $122.9 million or 24% of our total revenues during fiscal year 2007, and $109.5 million or 25% of our total revenues during fiscal year 2006.

We also incur independent research and development expenses, which are not directly funded by a third party. Independent research and development expenses consist primarily of salaries and other personnel-related expenses, supplies, prototype materials, testing and certification related to research and development programs. Independent research and development expenses were approximately 6% of revenues during fiscal year 2008 and 4% of revenues during fiscal years 2007 and 2006. As a government contractor, we are able to recover a portion of our independent research and development expenses pursuant to our government contracts.

EXECUTIVE SUMMARY

We develop, manufacture and provide services related to satellite ground systems and other related government and commercial digital communication and networking equipment. Our products are generally highly complex and have a concept-to-market timeline of several months to several years. The development of products where customers expect state-of-the-art results requires an exceptionally talented and dedicated engineering workforce. Since inception, we have been able to attract, develop and retain engineers who support our business and customer objectives, while experiencing low turnover (relative to our industry). The consistency and depth of our engineering workforce has enabled us to develop leading edge products and solutions for our customers.

Our annual awards have progressively grown from approximately $200 million to approximately $560 million over the past six years. The awards growth each of the past five years and the conversion of certain of the awards has contributed to our revenue growth.

During fiscal year 2008, we completed the acquisition of all of the outstanding capital stock of JAST, S.A. (JAST), a Switzerland based, privately-held developer of microwave circuits and antennas for terrestrial and satellite applications, specializing in small, low-profile antennas for mobile satellite communications. The acquisition was accounted for as a purchase and accordingly, the consolidated financial statements include the operating results of JAST from the date of acquisition in our commercial networks segment.

During our fiscal years 2006 and 2007, we completed the acquisitions of Efficient Channel Coding, Inc. (ECC), Enerdyne Technologies, Inc. (Enerdyne) and Intelligent Compression Technologies, Inc. (ICT). The acquisitions were accounted for as purchases and accordingly, the operating results of ECC, Enerdyne and ICT have been included from the dates of acquisition in our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We consider the policies discussed below to be critical to an understanding of our financial statements because their application places the most significant demands on management's judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. We describe the specific risks for these critical accounting policies in the following paragraphs. For all of these policies, we caution that future events rarely develop exactly as forecast, and even the best estimates routinely require adjustment.

REVENUE RECOGNITION

A substantial portion of our revenues are derived from long-term contracts requiring development and delivery of products over time and often contain fixed-price purchase options for additional products. Certain of these contracts are accounted for under the percentage-of-completion method of accounting under the American Institute of Certified Public Accountants' Statement of Position 81-1 (SOP 81-1), "Accounting for Performance of Construction-Type and Certain Production-Type Contracts". Sales and earnings under these contracts are recorded based on the ratio of actual costs incurred to date to total estimated costs expected to be incurred related to the contract or as products are shipped under the units-of-delivery method.

The percentage-of-completion method of accounting requires management to estimate the profit margin for each individual contract and to apply that profit margin on a uniform basis as sales are recorded under the contract. The estimation of profit margins requires management to make projections of the total sales to be generated and the total costs that will be incurred under a contract. These projections require management to make numerous assumptions and estimates relating to items such as the complexity of design and related development costs, performance of subcontractors, availability and cost of materials, labor productivity and cost, overhead and capital costs, and manufacturing efficiency. These contracts often include purchase options for additional quantities and customer change orders for additional or revised product functionality. Purchase options and change orders are accounted for either as an integral part of the original contract or separately depending upon the nature and value of the item. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable. In the fiscal years ended March 28, 2008, March 30, 2007 and March 31, 2006, we recorded losses of approximately $7.9 million, $4.5 million and $5.1 million, respectively, related to loss contracts.

Assuming the initial estimates of sales and costs under a contract are accurate, the percentage-of-completion method results in the profit margin being recorded evenly as revenue is recognized under the contract. Changes in these underlying estimates due to revisions in sales and future cost estimates or the exercise of contract options may result in profit margins being recognized unevenly over a contract as such changes are accounted for on a cumulative basis in the period estimates are revised.

We believe that we have established appropriate systems and processes to enable us to reasonably estimate future cost on our programs through regular quarterly evaluations of contract costs, scheduling and technical matters by business unit personnel and management. Historically, in the aggregate, we have not experienced significant deviations in actual costs from estimated program costs, and when deviations that result in significant adjustments arise, we disclose the related impact in Management's Discussion and Analysis. However, a significant change in future cost estimates on one or more programs could have a material effect on our results of operations. For example, a one percent variance in our future cost estimates on open fixed-price contracts as of March 28, 2008 would change our pre-tax income by approximately $361,000.

We also have contracts and customer purchase orders where revenue is recorded on delivery of products in accordance with SAB 104, "Staff Accounting Bulletin No. 104: Revenue Recognition." In this situation, contracts and customer purchase orders are used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery. We assess whether the sales price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment, and assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value in accordance with Emerging Issues Task Force 00-21 (EITF 00-21), "Accounting for Multiple Element Revenue Arrangements," and recognized when the applicable revenue recognition criteria for each element are met. The amount of product and service revenue recognized is impacted by our judgments as to whether an arrangement includes multiple elements and, if so, whether objective and reliable evidence of fair value exists for those elements. Changes to the elements in an arrangement and our ability to establish objective and reliable evidence for those elements could affect the timing of the revenue recognition.

ACCOUNTING FOR STOCK-BASED COMPENSATION

At March 28, 2008, we had stock-based compensation plans described in Note 5 to the Consolidated Financial Statements. We grant options to purchase our common stock and award restricted stock units to our employees and directors under our equity compensation plans. Eligible employees can also purchase shares of our common stock at 85% of the lower of the fair market value on the first or the last day of each six-month offering period under our employee stock purchase plan. The benefits provided under these plans are stock-based payments subject to the provisions of revised Statement of Financial Accounting Standards No. 123 (SFAS 123R), "Share-Based Payment." Effective April 1, 2006, we used the fair value method to apply the provisions of SFAS 123R with a modified prospective application which provides for certain changes to the method for estimating the value of stock-based compensation. The valuation provisions of SFAS 123R apply to new awards and to awards that are outstanding on the effective date, which are subsequently modified or cancelled. Under the modified prospective application method, prior periods are not revised for comparative purposes. Stock-based compensation expense recognized under SFAS 123R for the fiscal year ended March 28, 2008 was $3.9 million,

$2.4 million and $838,000 for employee stock options (including stock options assumed in business combination), restricted stock units and the employee stock purchase plan, respectively. Stock-based compensation expense recognized under SFAS 123R for the fiscal year ended March 30, 2007 was $1.9 million, $1.2 million and $782,000 for employee stock options, restricted stock units and the employee stock purchase plan, respectively. At March 28, 2008, there was $9.3 million, $6.3 million and $257,000 in unrecognized compensation expense related to non-vested stock options, restricted stock units and the employee stock purchase plan, respectively, which is expected to be recognized over a weighted average period of 2.7 years, 2.6 years and less than six months, respectively.

Upon adoption of SFAS 123R, we began estimating the value of stock option awards on the date of grant using a Black-Scholes option-pricing model (Black-Scholes model). Prior to the adoption of SFAS 123R, the value of all stock-based awards was estimated on the date of grant using the Black-Scholes model as well for the pro forma information required to be disclosed under SFAS 123. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends.

If factors change and we employ different assumptions in the application of SFAS 123R in future periods, the compensation expense that we record under SFAS 123R may differ significantly from what we have recorded in the current period. Therefore, we believe it is important for investors to be aware of the high degree of subjectivity involved when using option pricing models to estimate stock-based compensation under SFAS 123R. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions, are fully transferable and do not cause dilution. Because our stock-based payments have characteristics significantly different from those of freely traded options, and because changes in the subjective input assumptions can materially affect our estimates of fair values, in our opinion, existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those stock-based payments in the future. Certain stock-based payments, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, values may be realized from these instruments that are significantly in excess of the fair values originally estimated on the grant date and reported in our financial statements. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of employee stock-based awards is determined in accordance with SFAS 123R, the SEC's Staff Accounting Bulletin No. 107 (SAB 107), "Share-Based Payment" and SAB No. 110 (SAB 110), "Year-End Help For Expensing Employee Stock Options," using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Estimates of stock-based compensation expense can be significant to our financial statements, but this expense is based on option valuation models and will never result in the payment of cash by us. The guidance in SFAS 123R, SAB 107 and SAB 110 is relatively new, and best practices are not well established. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among valuation models, and there is a possibility that we will adopt different valuation models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimate of stock-based payments. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

Theoretical valuation models and market-based methods are evolving and may result in lower or higher fair value estimates for stock-based compensation. The timing, readiness, adoption, general acceptance, reliability and testing of these methods is uncertain. Sophisticated mathematical models may require voluminous historical information, modeling expertise, financial analyses, correlation analyses, integrated software and databases, consulting fees, customization and testing for adequacy of internal controls. Market-based methods are emerging that, if employed by us, may dilute our earnings per share and involve significant transaction fees and ongoing administrative expenses. The uncertainties and costs of these extensive valuation efforts may outweigh the benefits to investors.

Our expected volatility is a measure of the amount by which our stock price is expected to fluctuate. The estimated volatility for stock options and employee stock purchase rights is based on the historical volatility calculated using the daily stock price of our stock over a recent historical period equal to the expected term. The risk-free interest rate that we use in determining the fair value of our stock-based awards is based on the implied yield on U.S. Treasury zero-coupon issues with remaining terms equivalent to the expected term of our stock-based awards.

The expected life of employee stock options represents the calculation using the "simplified" method for "plain vanilla" options applied consistently to all "plain vanilla" options, consistent with the guidance in SAB 107. In December 2007, the Securities and Exchange Commission (SEC) issued SAB110 to amend the SEC's views discussed in SAB 107 regarding the use of the simplified method in developing an estimate of expected life of share options in accordance with SFAS 123R. Due to significant changes in our option terms in October of 2006 and lack of sufficient history, we will continue to use the simplified method until we have the historical data necessary to provide a reasonable estimate of expected life in accordance with SAB 107, as amended by SAB 110. For the expected option life, we have what SAB 107 defines as "plain-vanilla" stock options, and therefore use a simple average of the vesting period and the contractual term for options as permitted by SAB 107. The weighted average expected life of employee stock options granted during the fiscal year ended March 28, 2008, derived from the "simplified" method was 4.2 years. The expected term or life of employee stock purchase rights issued represents the expected period of time from the date of grant to the estimated date that the stock purchase right under our employee stock purchase plan would be fully exercised.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We make estimates of the collectibility of our accounts receivable based on historical bad debts, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Historically, our bad debts have been minimal; a contributing factor to this is that a significant portion of our sales has been to the U.S. government. More recently, commercial customers comprise a larger part of our revenues. Our accounts receivable balance was $155.5 million, net of allowance for doubtful accounts of $310,000, as of March 28, 2008 and our accounts receivable balance was $139.8 million, net of allowance for doubtful accounts of $1.2 million, as of March 30, 2007.

WARRANTY RESERVES

We provide limited warranties on a majority of our products for periods of up to five years. We record a liability for our warranty obligations when we ship the products based upon an estimate of expected warranty costs. We classify the amounts we expect to incur within twelve months as a current liability. For mature products, we estimate the warranty costs based on historical experience with the particular product. For newer products that do not have a history of warranty costs, we base our estimates on our experience with the technology involved and the types of failure that may occur. It is possible that our underlying assumptions will not reflect the actual experience, and in that case, we will make future adjustments to the recorded warranty obligation.

GOODWILL AND OTHER INTANGIBLE ASSETS

We account for our goodwill under SFAS No. 142 (SFAS 142), "Goodwill and Other Intangible Assets." The SFAS 142 goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the reporting units that have goodwill assigned to them. The only reporting units which have goodwill assigned to them are the businesses which were acquired and have been included in our commercial segment. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the reporting unit used in the first step, and is compared to its carrying value. The shortfall of the value below carrying value represents the amount of goodwill impairment. We test goodwill for impairment during the fourth quarter every fiscal year, and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist.

We estimate the fair values of the related operations using discounted cash flows and other indicators of fair value. We base the forecast of future cash flows on our best estimate of the future revenues and operating costs, which we derive primarily from existing firm orders, expected future orders, contracts with suppliers, labor agreements, and general market conditions. Changes in these forecasts could cause a particular reporting unit to either pass or fail the first step in the SFAS 142 goodwill impairment model, which could significantly influence whether a goodwill impairment needs to be recorded. We adjust the cash flow forecasts by an appropriate discount rate derived from our market capitalization plus a suitable control premium at the date of evaluation. In applying the first step, which is identification of any impairment of goodwill, no impairment of goodwill has resulted.

SATELLITE AND OTHER PROPERTY AND EQUIPMENT

Satellite and other property and equipment are stated at cost, net of accumulated depreciation, except for construction-in-progress projects. Currently, we have one satellite under construction, ViaSat-1. Costs are capitalized as incurred and include construction, launch and insurance. Satellite construction and launch services are generally procured under long-term contracts that provide for payments by us over the contract periods. Satellite construction and launch services costs are capitalized to reflect progress toward completion, which typically coincides with contract milestone payment schedules. Insurance premiums related to satellite launches and subsequent in-orbit testing are capitalized and amortized over the estimated useful lives of the satellite. Performance incentives payable in future periods are dependent on the continued satisfactory performance of the satellite in service.

IMPAIRMENT OF LONG-LIVED ASSETS (PROPERTY AND EQUIPMENT AND OTHER INTANGIBLE ASSETS)

In accordance with SFAS No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets," we assess potential impairments to our long-lived assets, including property and equipment and other intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. We recognize an impairment loss when the undiscounted cash flows expected to be generated by an asset (or group of assets) are less than the asset's carrying value. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations. We have not identified any such impairments.

INCOME TAXES

Management evaluates the realizability of our deferred tax assets and assesses the need for a valuation allowance on a quarterly basis. In accordance with SFAS No. 109 (SFAS 109), "Accounting for Income Taxes," net deferred tax assets are reduced by a valuation allowance if, based on all the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

On March 31, 2007, we adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

We are subject to income taxes in the United States and numerous foreign jurisdictions. In the ordinary course of our business there are calculations and transactions where the ultimate tax determination is uncertain. In addition, changes in tax laws and regulations as well as adverse judicial rulings could adversely affect the income tax provision. We believe we have adequately provided for income tax issues not yet resolved with federal, state and foreign tax authorities. However, if these provided amounts prove to be more than what is necessary, the reversal of the reserves would result in tax benefits being recognized in the period in which we determine that provision for the liabilities is no longer necessary. If an ultimate tax assessment exceeds our estimate of tax liabilities, an additional charge to expense would result.

VALUATION ALLOWANCE ON DEFERRED TAX ASSETS

Management evaluates the realizability of our deferred tax assets and assesses the need for a valuation allowance on a quarterly basis. In accordance with SFAS 109, net deferred tax assets are reduced by a valuation allowance if, based on all the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. We maintained a valuation allowance of $969,000 and $403,000 against deferred tax assets at March 28, 2008 and March 30, 2007, respectively, relating to state net operating loss carryforwards and research credit carryforwards available to reduce state income taxes.

RESULTS OF OPERATIONS

The following table presents, as a percentage of total revenues, income statement data for the periods indicated.

Years Ended	March 28, 2008	March 30, 2007	March 31, 2006
Revenues	**100.0%**	100.0%	100.0%
Operating expenses:			
Cost of revenues	**72.0**	73.6	75.0
Selling, general and administrative	**13.3**	13.5	13.1
Independent research and development	**5.6**	4.2	3.6
Amortization of intangible assets	**1.6**	1.8	1.6
Income from operations	**7.5**	6.9	6.7
Income before income taxes	**8.4**	7.2	6.6
Provision for income taxes	**2.4**	1.3	1.2
Net income	**5.8**	5.8	5.4

FISCAL YEAR 2008 COMPARED TO FISCAL YEAR 2007

Revenues.

Years Ended (In millions, except percentages)	March 28, 2008	March 30, 2007	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	**$574.7**	$516.6	$58.1	11.2%

The increase in revenues from $516.6 million to $574.7 million was due to higher customer awards received during our fiscal year 2008 of $560.0 million compared to $525.0 million in fiscal year 2007 and the conversion of certain of those awards into revenues. Increased revenues were experienced in all three of our government systems, commercial networks and satellite services segments. The revenue increase in our government systems segment was primarily derived from increased sales of next generation military satellite communication systems of approximately $25.3 million, tactical data link products of approximately $5.9 million, video data link systems of approximately $4.1 million, certain government information assurance products of approximately $2.4 million and $3.3 million from Trellisware, our majority owned subsidiary. Our commercial networks segment revenue increase was primarily derived from increased sales of consumer broadband products of approximately $23.7 million and $14.8 million in higher sales from our antenna systems products, offset by a $25.3 million reduction in enterprise VSAT product sales.

Cost of Revenues.

Years Ended (In millions, except percentages)	March 28, 2008	March 30, 2007	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Cost of revenues	**$413.5**	$380.1	$33.4	8.8%
Percentage of revenues	**72.0%**	73.6%		

The increase in cost of revenues from $380.1 million to $413.5 million was primarily due to our increased revenues. However, we did experience a decrease in the cost of revenues as a percent of revenues from 73.6% in the prior year to 72.0% in the current year. This improvement was primarily due to product cost reductions in our consumer and mobile broadband products totaling approximately $6.7 million and better program performance in our antenna systems product group totaling approximately $6.0 million. Cost of revenues in each of fiscal year 2008 and fiscal year 2007 included approximately $1.8 million in stock-based compensation expense, respectively. Cost of revenues may fluctuate in future quarters depending on the mix of products sold and services provided, competition, new product introduction costs and other factors.

Selling, General and Administrative Expenses.

Years Ended (In millions, except percentages)	March 28, 2008	March 30, 2007	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Selling, general and administrative	**$76.4**	$69.9	$6.5	9.3%
Percentage of revenues	**13.3%**	13.5%		

The increase in selling, general and administrative (SG&A) expenses year over year is primarily attributable to higher support costs of approximately $1.0 million and higher selling and proposal costs of approximately $4.6 million to support our anticipated future revenue growth and approximately $4.7 million in stock-based compensation expense recorded in fiscal year 2008 versus $2.9 million in fiscal year 2007.

SG&A expenses consist primarily of personnel costs and expenses for business development, marketing and sales, bid and proposal, facilities, finance, contract administration and general management. Some SG&A expenses are difficult to predict and vary based on specific government, commercial and satellite service sales opportunities.

Independent Research and Development.

Years Ended (In millions, except percentages)	March 28, 2008	March 30, 2007	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Independent research and development	**$32.3**	$21.6	$10.6	49.2%
Percentage of revenues	**5.6%**	4.2%		

The increase in independent research and development (IR&D) expenses reflects year over year increases derived from the government systems segment of $6.5 million and the commercial networks segment of $4.1 million. The higher IR&D expenses were principally for the development of next generation information assurance, UAV technology, next generation broadband equipment and mobile antenna technologies and reflect our recognition of certain opportunities in these markets and the need to invest in the development of new technologies to meet these opportunities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Amortization of Intangible Assets. The intangible assets from prior acquisitions are being amortized over estimated useful lives ranging from eight months to ten years. The amortization of intangible assets will decrease each year as the intangible assets with shorter lives become fully amortized.

The expected amortization expense of long-lived acquired intangible assets for the next five fiscal years is as follows:

(In thousands)	Amortization
Expected for fiscal year 2009	$ 8,821
Expected for fiscal year 2010	5,588
Expected for fiscal year 2011	4,826
Expected for fiscal year 2012	3,600
Expected for fiscal year 2013	1,047
Thereafter	1,595
	$25,477

Interest Income. Interest income increased to $5.7 million for fiscal year 2008 from $2.2 million for fiscal year 2007 due to higher average invested cash balances year over year.

Interest Expense. Interest expense increased to $557,000 for fiscal year 2008 from $448,000 for fiscal year 2007, primarily due to the accretion of interest on a borrowing agreement entered into in the fourth quarter of fiscal year 2007. Commitment fees on our line of credit availability remained the same year over year. At March 28, 2008 and March 30, 2007, we had no outstanding borrowings under our line of credit.

Provision for Income Taxes. The increase in the effective rate for fiscal year 2008 compared to fiscal year 2007 was primarily due to reduced federal tax credits in fiscal year 2008 as the research credit was available for only nine months in fiscal year 2008 compared to fifteen months in fiscal year 2007 due to reinstatement of the credit retroactively to January 1, 2006.

OUR SEGMENT RESULTS FISCAL YEAR 2008 COMPARED TO FISCAL YEAR 2007

Government Systems Segment

Revenues.

Years Ended (In millions, except percentages)	March 28, 2008	March 30, 2007	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	**$319.5**	$278.4	$41.2	14.8%

Our government systems segment revenues increased primarily due to a higher beginning backlog and the receipt of $306.2 million in awards during fiscal year 2008. The $41.2 million revenue increase was comprised of higher year over year sales of approximately $25.3 million in next generation military satellite communication systems, approximately $5.9 million from tactical data link products, approximately $4.1 million from sales of video data link systems, approximately $2.4 million from certain government information assurance products and $3.3 million increase in sales at Trellisware, our majority owned subsidiary.

Segment Operating Profit.

Years Ended (In millions, except percentages)	March 28, 2008	March 30, 2007	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit	**$45.8**	$42.8	$3.0	7.0%
Percentage of segment revenues	**14.3%**	15.4%		

Government systems segment operating profits increased primarily due to the increased revenues of $41.2 million offset by additional IR&D spending of $6.5 million and growth in SG&A expenses of $4.0 million from higher selling and support costs, and additional non-cash stock-based compensation charges of $821,000.

Commercial Networks Segment

Revenues.

Years Ended (In millions, except percentages)	March 28, 2008	March 30, 2007	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	**$248.3**	$231.5	$16.8	7.2%

Our commercial networks segment revenue growth was primarily derived from higher consumer broadband sales of approximately $23.7 million combined with $14.8 million in higher sales from our antenna systems products. These increases were offset by a $25.3 million reduction in enterprise VSAT product sales generating total year over year commercial networks segment increases of $16.8 million.

Segment Operating Profit.

Years Ended (In millions, except percentages)	March 28, 2008	March 30, 2007	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit	**$9.8**	$4.3	$5.5	129.1%
Percentage of segment revenues	**3.9%**	1.8%		

Operating profit increases of $5.5 million in our commercial network segment were primarily driven by improved performance of consumer broadband products which contributed to product cost reductions of approximately $6.7 million year over year. This was offset by a decrease in operating profit associated with reduced enterprise VSAT product sales and an increase in non-cash stock-based compensation expense of approximately $1.3 million.

Satellite Services Segment

Revenues.

Years Ended (In millions, except percentages)	March 28, 2008	March 30, 2007	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	**$6.8**	$6.7	$0.1	1.9%

Our emerging satellite services segment experienced revenues relatively flat year over year. These revenues were primarily derived from service arrangements supporting both the mobile broadband and enterprise managed networks services markets.

Segment Operating Loss.

Years Ended (In millions, except percentages)	March 28, 2008	March 30, 2007	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating loss	**$(2.9)**	$(1.7)	$(1.2)	(67.8)%
Percentage of segment revenues	**(41.8)%**	(25.4)%		

The increase in satellite services segment operating losses of $1.2 million was primarily driven by the write off of a certain receivable due to a customer bankruptcy in our managed broadband services business.

FISCAL YEAR 2007 COMPARED TO FISCAL YEAR 2006

Revenues.

Years Ended (In millions, except percentages)	March 30, 2007	March 31, 2006	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$516.6	$433.8	$82.7	19.1%

The increase in revenues of $82.7 million was due to the higher customer awards received in the past two fiscal years consisting of $525.0 million in fiscal year 2007 and $443.7 million in fiscal year 2006 and the conversion of certain of those awards into revenues. Increased revenues were experienced in all three of our segments: government systems, commercial networks and satellite services. Growth was primarily derived from increased sales of approximately $27.2 million of certain government information assurance products, approximately $26.3 million of consumer broadband products sales, approximately $21.0 million of certain tactical data link products and the addition of $9.1 million in sales of video data link systems from the acquisition of Enerdyne in fiscal year 2007. These increases were offset by certain mobile broadband product sales decreasing by approximately $9.8 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cost of Revenues.

Years Ended (In millions, except percentages)	March 30, 2007	March 31, 2006	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Cost of revenues	$380.1	$325.3	$54.8	16.9%
Percentage of revenues	73.6%	75.0%		

Our cost of revenues growth from $325.3 million to $380.1 million was primarily due to our increased revenues. However, we did experience a decrease in the cost of revenues as a percent of revenues from 75.0% in the prior year to 73.6% in the current year. This improvement was primarily due to product cost reductions in our consumer broadband products totaling approximately $12.8 million for the fiscal year 2007 compared to the fiscal year 2006. These cost reductions were offset by overall product cost of revenue increases totaling approximately $9.8 million in our government systems segment and approximately $2.5 million from our antenna systems products. Cost of revenues for the fiscal year 2007 included approximately $1.8 million in stock-based compensation expense and $701,000 related to the accelerated vesting of certain employee stock options in fiscal year 2006. Cost of revenues may fluctuate in future quarters depending on the mix of products sold and services provided, competition, new product introduction costs and other factors.

Selling, General and Administrative Expenses.

Years Ended (In millions, except percentages)	March 30, 2007	March 31, 2006	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Selling, general and administrative	$69.9	$57.1	$12.8	22.5%
Percentage of revenues	13.5%	13.1%		

Our SG&A expenses increased year over year primarily due to higher selling and marketing costs of approximately $3.0 million to support our growth in revenues and new customer acquisition efforts. Additionally, we experienced higher support and facility costs related to our expanded operations of approximately $6.9 million and approximately $2.9 million in stock-based compensation expense recorded in fiscal year 2007.

Independent Research and Development.

Years Ended (In millions, except percentages)	March 30, 2007	March 31, 2006	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Independent research and development	$21.6	$15.8	$5.9	37.3%
Percentage of revenues	4.2%	3.6%		

Year over year increases of $5.9 million in IR&D expenses were driven primarily from additional IR&D efforts in our government systems segment and commercial networks segment of $3.4 million and $2.5 million, respectively. The higher IR&D expenses were principally for the development of new information assurance, military satellite communication and next generation enterprise VSAT products, and reflect our recognition of certain opportunities in these markets and the need to invest in the development of new technologies to meet these opportunities.

Amortization of Intangible Assets. The intangible assets from prior acquisitions are being amortized over their useful lives ranging from eight months to ten years. The amortization of intangible assets will decrease each year as the intangible assets with shorter lives become fully amortized.

Interest Income. Interest income increased to $2.2 million for fiscal year 2007 from $248,000 for fiscal year 2006 due to higher average invested cash balances year over year and higher interest rates earned.

Interest Expense. Interest expense was the same, $448,000, for fiscal years 2007 and 2006, primarily from commitment fees on our line of credit availability which remained the same year over year. At March 30, 2007 and March 31, 2006, there were no outstanding borrowings under our line of credit.

Provision for Income Taxes. Our effective tax rate was 18.2% in fiscal year 2007 compared to 17.8% in fiscal year 2006. Our effective tax rate of 17.8% for fiscal year 2006 reflects the expiration of the federal research tax credit at December 31, 2005 and our effective tax rate of 18.2% for fiscal 2007 reflects the retroactive reinstatement of the federal research tax credit. The higher tax rate reflects an increase to earnings before tax from fiscal year 2006 to fiscal year 2007 which was greater than the increase in research tax credits, even with the retroactive restatement of the federal research tax credit. Our effective rate differs from the statutory federal rate primarily due to research tax credits and state income taxes.

OUR SEGMENT RESULTS FISCAL YEAR 2007 COMPARED TO FISCAL YEAR 2006

Government Systems Segment

Revenues.

Years Ended (In millions, except percentages)	March 30, 2007	March 31, 2006	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$278.4	$218.4	$60.0	27.5%

Our fiscal 2007 government systems segment revenues increased primarily due to higher beginning backlog converting to revenue and the receipt of $301.8 million in new awards during fiscal year 2007. The growth was attained through higher year over year government information assurance products sales of approximately $27.2 million, tactical data link products sales, principally MIDS JTRS development program revenue, of approximately $21.0 million, as well as the acquisition of Enerdyne in fiscal year 2007 contributing approximately $9.1 million from sales of video data link products.

Segment Operating Profit.

Years Ended (In millions, except percentages)	March 30, 2007	March 31, 2006	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit	$42.8	$43.5	$(0.7)	(1.5)%
Percentage of segment revenues	15.4%	19.9%		

The slight decrease in government systems segment operating profit dollars was related to higher IR&D expenses of $3.4 million and higher SG&A expenses of $8.7 million from higher selling and support costs. Additional contribution to decrease in operating profit was due to non-cash stock-based compensation charges of $2.4 million in fiscal year 2007 and increased cost of revenues as a percent of sales primarily from our MIDS product group totaling approximately $1.8 million. These higher costs were offset by an increase in revenues of $60.0 million from fiscal year 2006 to fiscal year 2007.

Commercial Networks Segment

Revenues.

Years Ended (In millions, except percentages)	March 30, 2007	March 31, 2006	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$231.5	$216.5	$15.1	7.0%

The increase in commercial networks segment revenues reflects higher sales of consumer broadband products of approximately $26.3 million offset by certain mobile broadband sales decreases of approximately $9.8 million. The overall higher sales of commercial networks equipment revenue reflects higher customer awards stemming from greater market acceptance of our products, the conversion of those awards to revenue, more favorable market conditions in the commercial telecommunications market for our products and further development of our consumer satellite broadband systems.

Segment Operating Profit.

Years Ended (In millions, except percentages)	March 30, 2007	March 31, 2006	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit (loss)	$4.3	$(3.4)	$7.7	225.8%
Percentage of segment revenues	1.8%	(1.6)%		

Our operating profit growth of $7.7 million was primarily driven by improved performance of consumer broadband products which contributed to product cost reduction of approximately $12.8 million. This increase was offset by lower margins from our antenna systems products from development cost overruns of approximately $4.4 million. Additionally, our commercial networks segment had increased IR&D expenses of approximately $2.5 million to support development of next generation VSAT equipment and other market opportunities and had increased non-cash stock-based compensation expense of approximately $1.1 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Satellite Services Segment

Revenues.

Years Ended (In millions, except percentages)	March 30, 2007	March 31, 2006	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$6.7	$5.2	$1.5	27.9%

Our emerging satellite services segment experienced slight increase in revenues year over year. These revenues were primarily derived from service arrangements supporting both the mobile broadband and managed networks services markets.

Segment Operating Loss.

Years Ended (In millions, except percentages)	March 30, 2007	March 31, 2006	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating loss	$(1.7)	$(1.1)	$(0.6)	(59.5)%
Percentage of segment revenues	(25.4)%	(20.4)%		

The increase in satellite services segment operating losses of $634,000 was primarily driven by a slight increase in operating costs in our managed broadband services business.

BACKLOG

As reflected in the table below, funded and firm (funded plus unfunded) backlog decreased during fiscal year 2008 primarily due to some large contract awards that shifted from fiscal year 2008 into fiscal year 2009. New contract awards in the current fiscal year were a record for the company.

(In millions)	March 28, 2008	March 30, 2007
FIRM BACKLOG		
Government Systems segment	**$206.8**	$220.0
Commercial Networks segment	**154.5**	152.8
Satellite Services segment	**13.1**	15.9
Total	**$374.4**	$388.7
FUNDED BACKLOG		
Government Systems segment	**$186.1**	$193.2
Commercial Networks segment	**154.5**	152.8
Satellite Services segment	**13.1**	15.9
Total	**$353.7**	$361.9
Contract options	**$ 39.3**	$ 39.3

The firm backlog does not include contract options. Of the $374.4 million in firm backlog, approximately $264.6 million is expected to be delivered in fiscal year 2009, and the balance is expected to be delivered in fiscal year 2010 and thereafter. We include in our backlog only those orders for which we have accepted purchase orders. Over the last year, as more of our products have been placed into market, we have seen a greater percentage of awards from book and ship-type orders, resulting in backlog growth rate that is relatively lower than the previous three fiscal years.

Total new awards for commercial, defense and satellite services products were $560.0 million for fiscal year 2008 compared to $525.0 million for fiscal year 2007.

Backlog is not necessarily indicative of future sales. A majority of our contracts can be terminated at the convenience of the customer since orders are often made substantially in advance of delivery, and our contracts typically provide that orders may be terminated with limited or no penalties. In addition, purchase orders may present product specifications that would require us to complete additional product development. A failure to develop products meeting such specifications could lead to a termination of the related purchase order.

The backlog amounts presented are comprised of funded and unfunded components. Funded backlog represents the sum of contract amounts for which funds have been specifically obligated by customers to contracts. Unfunded backlog represents future amounts that customers may obligate over the specified contract performance periods. Our customers allocate funds for expenditures on long-term contracts on a periodic basis. Our ability to realize revenues from contracts in backlog is dependent upon adequate funding for such contracts. Although we do not control the funding of our contracts, our experience indicates that actual contract fundings have ultimately been approximately equal to the aggregate amounts of the contracts.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations to date primarily with cash flows from operations, bank line of credit financing and equity financing. The general cash needs of our government systems, commercial networks and satellite services segments can vary significantly and depend on the type and mix of contracts (i.e., product or service, development or production, and timing of payments) in backlog, the quality of the customer (i.e., U.S. government or commercial, domestic or international) and the duration of the contract. In addition, for all three of our segments, program performance significantly impacts the timing and amount of cash flows. If a program is performing and meeting its contractual requirements, then the cash flow requirements are usually lower.

The cash needs of the government systems segment tend to be more a function of the type of contract rather than customer quality. Also, U.S. government procurement regulations tend to restrict the timing of cash payments on the contract. In the commercial networks and satellite services segments, our cash needs are driven primarily by the quality of the customer and the type of contract. The quality of the customer will typically affect the specific contract cash flow and whether financing instruments are required by the customer. In addition, the commercial networks and satellite services environment tends to provide for more flexible payment terms with customers, including advance payments.

Cash provided by operating activities in fiscal year 2008 was $48.3 million as compared to cash provided by operating activities in fiscal year 2007 of $66.7 million. The decrease in cash provided by operating activities in fiscal year 2008 compared to fiscal year 2007 of $18.4 million is primarily related to a year over year increase of operating assets and liabilities of $38.4 million, offset by higher year over year net income of $3.3 million and an increase in adjustments to net income for non-cash add-backs of $16.6 million. Accounts receivable increased by $15.7 million from prior fiscal year-end due to increased shipments in our government systems and commercial networks segments resulting from revenue growth and the achievement of program milestones. At the end of fiscal year 2008, a customer withheld approximately $9.9 million in receivables payments until after year-end and these payments were received shortly after year end. Had we received those payments, accounts receivable would have increased approximately $5.8 million and cash provided by operating activities would have been $58.2 million.

Cash used in investing activities in fiscal year 2008 was $35.2 million as compared to cash used in investing activities in fiscal year 2007 of $23.0 million. The increase in cash used in investing activities primarily relates to acquisition activities: $8.7 million in cash paid to certain former ECC stockholders under the terms of the acquisition agreement for ECC, $260,000 in cash paid to former stockholders of Enerdyne under the terms of the Enerdyne acquisition agreement and approximately $851,000 in cash paid for the acquisition of JAST on the closing date under the terms of the JAST acquisition agreement. In addition, approximately $22.8 million in cash outflow relates to capital expenditures for the fiscal year 2008, of which $8.1 million relates to the ViaSat-1 satellite, a $7.3 million increase compared to fiscal year 2007.

Cash provided by financing activities for fiscal year 2008 was $8.3 million as compared to $22.5 million for fiscal year 2007. The majority of the activity for both years is due to cash received from the exercise of employee stock options, stock purchases through our employee stock purchase plan and cash inflows related to the incremental tax benefit from stock-based compensation slightly offset, in fiscal year 2008, by the repurchase of common stock related to net share settlement for certain employee tax liabilities in connection with the vesting of restricted stock unit awards during the third quarter of fiscal year 2008. Fiscal year 2007 also includes $4.7 million related to proceeds from a secured borrowing arrangement, we entered into in the fourth quarter of fiscal year 2007. Under the terms of this agreement, we pledged a note receivable from a customer to serve as collateral for the obligation under a borrowing. The arrangement also included recourse to certain other assets of the company in the event of customer default on the note receivable. No significant guarantees beyond the recourse provisions exist. This secured borrowing arrangement does not qualify as a sale of assets under FAS No. 140 (FAS 140), "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," as we have continued involvement related to the recourse provisions. As of March 28, 2008, we had $5.0 million of the secured borrowing recorded under accrued liabilities with a carrying value approximating the balance of the secured borrowing. As of March 30, 2007, we had $590,000 of the secured borrowing recorded under accrued liabilities and $4.1 million recorded under other long-term liabilities with a carrying value approximating the balance of the secured borrowing. On March 31, 2008, subsequent to our 2008 fiscal year-end, we repaid the secured borrowing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

On May 23, 2006, in connection with our ECC acquisition, we agreed under the terms of the ECC acquisition agreement to pay the maximum additional consideration amount to the former ECC stockholders in the amount of $9.0 million, which was accrued as of March 30, 2007. The $9.0 million was payable in cash or stock, at our option, in May 2007. Accordingly, on May 30, 2007, we paid approximately $9.0 million of additional cash consideration to the former stockholders of ECC. The additional purchase price consideration of $9.0 million was recorded as additional goodwill in commercial networks segment in the first quarter of fiscal year 2007.

As of March 30, 2007, in connection with our Enerdyne acquisition and under the terms of the Enerdyne acquisition agreement, we owed an additional consideration amount to the former Enerdyne stockholders in the amount of $5.9 million, which was accrued and recorded as additional goodwill in the government systems segment as of March 30, 2007. The $5.9 million was payable in cash and stock in accordance with certain terms of the arrangement, in May 2007. Accordingly, on May 3, 2007, we paid $5.9 million of additional consideration to the former stockholders of Enerdyne, which was comprised of 170,763 shares of common stock and $260,000 in cash.

In January 2008, we entered into several agreements with Space Systems/Loral (SS/L), Loral Space & Communications (Loral) and Telesat Canada (Telesat) related to our anticipated high capacity satellite system. Under the satellite construction contract with SS/L, we will purchase ViaSat-1, a new broadband satellite designed by us and to be constructed by SS/L for approximately $209.1 million, subject to purchase price adjustments based on satellite performance. We do not believe the purchase price paid by us to SS/L for the ViaSat-1 satellite will materially change. In addition, we entered into a Beam Sharing Agreement with Loral, whereby Loral is responsible for contributing 15% of the total costs (estimated at approximately $60 million) associated with the ViaSat-1 satellite project. As part of this arrangement, Loral executed a separate contract with SS/L whereby Loral is purchasing the Canadian beams on the ViaSat-1 satellite (Loral Beams) for approximately $36.9 million (15% of the total satellite cost of $246.0 million). In addition, Loral remains responsible under the Beam Sharing Agreement to reimburse us for costs associated with launch, launch and in-orbit insurance, and operating the satellite. The reimbursed costs payable to us from Loral for launch and insurance are expected to be approximately $23.1 million.

The projected total cost of the ViaSat-1 project, including the satellite, launch, insurance and related gateway infrastructure, through satellite launch is estimated at $420.0 million, and will depend on the timing of the gateway infrastructure roll-out. We have a current strategy that would limit our total required investment. Our equity participation will be similar to our current cash and cash equivalents and the remaining amount would be funded by equity contributions from outside parties and/or debt collateralized by the satellite. Alternatively, we believe we have adequate sources of funding for the project, which includes our cash on hand, available borrowing capacity and the cash we expect to generate over the next few years. We believe this provides us flexibility to execute this project in an appropriate manner and obtain outside equity in the range indicated under terms that we consider reasonable.

At March 28, 2008, we had $125.2 million in cash, cash equivalents and short-term investments, $248.3 million in working capital and no outstanding borrowings under our line of credit. We had $8.0 million outstanding under standby letters of credit, principally related to contract performance, leaving borrowing availability under our line of credit of $52.0 million. At March 30, 2007, we had $103.4 million in cash, cash equivalents and short-term investments, $187.4 million in working capital and no outstanding borrowings under our line of credit.

On January 31, 2005, we entered into a three-year, $60 million revolving credit facility (the Facility) which was amended on January 25, 2008, extending the term of the Facility to April 30, 2008 and amended again on April 24, 2008, extending the term of the Facility to July 31, 2008. Borrowings under the Facility are permitted up to a maximum amount of $60 million, including up to $15 million of letters of credit. Borrowings under the Facility bear interest, at our option, at either the lender's prime rate or at LIBOR (London Interbank Offered Rate) plus, in each case, an applicable margin based on the ratio of our total funded debt to EBITDA (income from operations plus depreciation and amortization). The Facility is collateralized by substantially all of our personal property assets.

The Facility contains financial covenants that set a minimum EBITDA limit for the twelve-month period ending on the last day of any fiscal quarter at $30 million, a minimum tangible net worth as of the last day of any fiscal quarter at $135 million and a minimum quick ratio (sum of cash and cash equivalents, accounts receivable and marketable securities, divided by current liabilities) as of the last day of any fiscal quarter at 1.50 to 1.00. We were in compliance with our loan covenants at March 28, 2008.

In April 2007, we filed a new universal shelf registration statement with the SEC for the future sale of up to an additional $200 million of debt securities, common stock, preferred stock, depositary shares and warrants. Additionally, we had available $200 million of these securities, which were previously registered under shelf registration statements we filed in June 2004 and September 2001. Up to an aggregate of $400 million of the securities may now be offered from time to time, separately or together, directly by us or through underwriters at amounts, prices, interest rates and other terms to be determined at the time of the offering.

Our future capital requirements will depend upon many factors, including the timing of cash required for the ViaSat-1 satellite project and any future broadband satellite project we may engage in, expansion of our research and development and marketing efforts and the nature and timing of orders. Additionally, we will continue to evaluate possible acquisitions of, or investments in complementary businesses, products and technologies which may require the use of cash. We believe that our current cash balances and net cash expected to be provided by operating activities will be sufficient to meet our anticipated operating requirements for at least the next twelve months. However, we may sell additional equity or debt securities or obtain credit facilities to further enhance our liquidity position. The sale of additional securities could result in additional dilution of our stockholders. We invest our cash in excess of current operating requirements in short-term, interest-bearing, investment-grade securities.

CONTRACTUAL OBLIGATIONS

The following table sets forth a summary of our obligations under operating leases, irrevocable letters of credit, purchase commitments and other long-term liabilities for the periods indicated:

		For the Fiscal Years Ending			
(In thousands)	Total	2009	2010–2011	2012–2013	After 2013
Operating leases	$135,077	$ 11,589	$ 28,464	$27,901	$ 67,123
Standby letters of credit	7,974	5,620	2,354	—	—
Secured borrowings and accrued interest	5,015	5,015	—	—	—
Purchase commitments including satellite procurement agreements	379,969	179,930	151,213	6,858	41,968
Total	$528,035	$202,154	$182,031	$34,759	$109,091

We purchase components from a variety of suppliers and use several subcontractors and contract manufacturers to provide design and manufacturing services for our products. During the normal course of business, we enter into agreements with subcontractors, contract manufacturers and suppliers that either allow them to procure inventory based upon criteria defined by us or that establish the parameters defining our requirements. We have also entered into agreements with suppliers for the construction of and operation of our ViaSat-1 satellite. In certain instances, these agreements allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to firm orders being placed. Consequently, only a portion of our reported purchase commitments arising from these agreements are firm, non-cancelable and unconditional commitments.

Our Consolidated Balance Sheets as of March 28, 2008 and March 30, 2007 include $17.3 million and $13.3 million, respectively, classified as "Other liabilities." This caption primarily consists of our long-term warranty obligations, deferred lease credits, long-term portion of our secured borrowing, and long-term unrecognized tax position liabilities. The secured borrowing obligations have been included in the table above based on the terms of the arrangement. These remaining liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain. See Note 7 of the Notes to Consolidated Financial Statements for additional information regarding our income taxes and related tax positions and Note 11 for a discussion of our product warranties.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

For a discussion of "Certain Relationships and Related-Party Transactions," see Note 14 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report, which we incorporate herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

We had no material off-balance sheet arrangements at March 28, 2008 as defined in Regulation S-K Item 303(a)(4) other than as discussed under Contractual Obligations above or fully disclosed in the notes to our financial statements included in this filing.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued Statement No. 157 (SFAS 157), "Fair Value Measurements." SFAS 157 defines fair value, establishes guidelines for measuring fair value, and expands disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurement for Purpose of Lease Classification of Measurement under Statement 13," which amends SFAS 157 to exclude accounting pronouncements that address fair value measurements for purpose of lease classification or measurement under SFAS No. 13, "Accounting for Leases." In February 2008, the FASB also issued FSP FAS 157-2, "Effective Date of FASB Statement No. 157", which delays the effective date of SFAS 157 until the first quarter of fiscal 2010 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for financial statements issued for fiscal years beginning after

November 15, 2007 (our fiscal year 2009), and interim periods within those fiscal years. We are currently assessing the impact SFAS 157 will have on our results of operations and financial position.

In February 2007, the FASB issued Statement No. 159 (SFAS 159), "The Fair Value Option for Financial Assets and Financial Liabilities," which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for us in fiscal year 2009. We are currently evaluating the impact of adopting SFAS 159 on our financial position, cash flows, and results of operations.

In June 2007, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 07-3 (EITF 07-3), "Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities." This issue provides that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. EITF 07-3 is effective for us in fiscal year 2009. The adoption of EITF Issue No. 07-3 is not expected to have a material impact on our consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" (SFAS 141R). The purpose of issuing the statement is to replace current guidance in SFAS 141 to better represent the economic value of a business combination transaction. The changes to be effected with SFAS 141R from the current guidance include, but are not limited to: (1) acquisition costs will be recognized as expenses separately from the acquisition; (2) known contractual contingencies at the time of the acquisition will be considered part of the liabilities acquired measured at their fair value; all other contingencies will be part of the liabilities acquired measured at their fair value only if it is more likely than not that they meet the definition of a liability; (3) contingent consideration based on the outcome of future events will be recognized and measured at the time of the acquisition; (4) business combinations achieved in stages (step acquisitions) will need to recognize the identifiable assets and liabilities, as well as non-controlling interests, in the acquiree, at the full amounts of their fair values; and (5) a bargain purchase (defined as a business combination in which the total acquisition-date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred plus any non-controlling interest in the acquiree) will require that excess to be recognized as a gain attributable to the acquirer. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009, except that resolution of certain tax contingencies and adjustments to valuation allowances related to business combinations, which previously were adjusted to goodwill, will be adjusted to income tax expense for all such adjustments after January 1, 2009, regardless of the date of the original business combination. SFAS 141R will be effective for us in fiscal year 2010. We are currently evaluating the impact of SFAS 141R.

In December 2007, the FASB issued SFAS No. 160 (SFAS 160), "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51." SFAS 160, which changes the accounting and reporting for business acquisitions and non-controlling interests in subsidiaries, was issued to improve the relevance, comparability, and transparency of financial information provided to investors. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. SFAS 160 will be effective for us in fiscal year 2010. We are currently evaluating the impact that SFAS 160 will have on our financial statements and disclosures.

In January 2008, the SEC released SAB No. 110 (SAB 110) which amends SAB No. 107 (SAB 107) "Share-Based Payment" which provided a simplified approach for estimating the expected term of a "plain vanilla" option, which is required for application of the Black-Scholes Model (and other models) for valuing stock options. At the time, the Staff acknowledged that, for companies choosing not to rely on their own historical option exercise data (i.e., because such data did not provide a reasonable basis for estimating the term), information about exercise patterns with respect to plain vanilla options granted by other companies might not be available in the near term; accordingly, in SAB 107, the Staff permitted use of a simplified approach for estimating the term of plain vanilla options granted on or before December 31, 2007. The information concerning exercise behavior that the Staff contemplated would be available by such date has not materialized for many companies. Thus, in SAB 110, the Staff continues to allow use of the simplified rule for estimating the expected term of plain vanilla options until such time as the relevant data do become widely available. The simplified method is based on the vesting period and contractual term for each vesting tranche of awards. The mid-point between the vesting date and the expiration date is used as the expected term under this method. SAB 110 is effective January 1, 2008. We currently use the "simplified" method to estimate the expected term for share option grants as we do not have enough historical experience to provide a reasonable estimate due to significant changes in our stock option terms in October of 2006. We will continue to use the "simplified" method until we have enough historical experience to provide a reasonable estimate of expected term in accordance with SAB 110.

In March 2008, the FASB issued SFAS No. 161 (SFAS 161), "Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133," which requires additional disclosures about the objectives of the derivative instruments and hedging activities, the method of accounting for such instruments under SFAS No. 133 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on our financial position, financial performance, and cash flows. SFAS 161 will be effective for us in fiscal year 2010. We are currently assessing the potential impact that adoption of SFAS 161 may have on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our financial instruments consist of cash and cash equivalents, short-term investments, trade accounts receivable, accounts payable, and short-term obligations including the revolving line of credit. We consider investments in highly liquid instruments purchased with a remaining maturity of 90 days or less at the date of purchase to be cash equivalents. Our exposure to market risk for changes in interest rates relates primarily to short-term investments and short-term obligations. As a result, we do not expect fluctuations in interest rates to have a material impact on the fair value of these securities.

As of March 28, 2008, there was no foreign currency exchange contract outstanding. From time to time, we enter into foreign currency exchange contracts to reduce the foreign currency risk for amounts payable to vendors in Euros.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures designed to provide reasonable assurance of achieving the objective that information in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified and pursuant to the requirements of the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), we carried out an evaluation, with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 28, 2008, the end of the period covered by this Annual Report. Based upon the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of March 28, 2008.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the quarter ended March 28, 2008, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

VIASAT, INC.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of the Company's management, including our principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on criteria established in the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management concluded that its internal control over financial reporting was effective as of March 28, 2008.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's independent registered public accounting firm has audited the effectiveness of the company's internal control over financial reporting as of March 28, 2008, as stated in their report which appears on page 34.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ViaSat, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows, and stockholders' equity and comprehensive income (loss) present fairly, in all material respects, the financial position of ViaSat, Inc. and its subsidiaries at March 28, 2008 and March 30, 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 28, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 28, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 1 and 7 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2008. As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation in 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



San Diego, California
May 23, 2008

Consolidated Balance Sheets

(In thousands, except share data)	As of March 28, 2008	As of March 30, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	**$125,176**	$103,345
Short-term investments	**43**	47
Accounts receivable, net	**155,484**	139,789
Inventories	**60,326**	46,034
Deferred income taxes	**18,664**	9,721
Prepaid expenses and other current assets	**15,933**	9,218
Total current assets	**375,626**	308,154
Property and equipment, net	**64,693**	51,463
Other acquired intangible assets, net	**25,477**	33,601
Goodwill	**66,407**	65,988
Other assets	**18,891**	24,733
Total assets	**$551,094**	$483,939
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 52,317**	$ 43,516
Accrued liabilities	**73,957**	62,470
Payables to former shareholders of acquired business	**1,101**	14,762
Total current liabilities	**127,375**	120,748
Other liabilities	**17,290**	13,273
Total liabilities	**144,665**	134,021
Commitments and contingencies (Notes 9 and 10)		
Minority interest in consolidated subsidiary	**2,289**	1,123
Stockholders' equity:		
Series A, convertible preferred stock, $.0001 par value; 5,000,000 shares authorized; no shares issued and outstanding at March 28, 2008 and March 30, 2007, respectively	**—**	—
Common stock, $.0001 par value, 100,000,000 shares authorized; 30,467,367 and 29,733,396 shares outstanding at March 28, 2008 and March 30, 2007, respectively	**3**	3
Paid-in capital	**255,856**	232,693
Retained earnings	**149,140**	115,969
Common stock held in treasury, 33,238 and no shares outstanding at March 28, 2008 and March 30, 2007, respectively	**(1,034)**	—
Accumulated other comprehensive income	**175**	130
Total stockholders' equity	**404,140**	348,795
Total liabilities and stockholders' equity	**$551,094**	$483,939

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations

Years Ended (In thousands, except per share data)	March 28, 2008	March 30, 2007	March 31, 2006
Revenues	**$574,650**	$516,566	$433,823
OPERATING EXPENSES:			
Cost of revenues	**413,520**	380,092	325,271
Selling, general and administrative	**76,365**	69,896	57,059
Independent research and development	**32,273**	21,631	15,757
Amortization of acquired intangible assets	**9,562**	9,502	6,806
Income from operations	**42,930**	35,445	28,930
OTHER INCOME (EXPENSE):			
Interest income	**5,712**	2,189	248
Interest expense	**(557)**	(448)	(448)
Income before income taxes and minority interest	**48,085**	37,186	28,730
Provision for income taxes	**13,521**	6,755	5,105
Minority interest in net earnings of subsidiary, net of tax	**1,051**	265	110
Net income	**$ 33,513**	$ 30,166	$ 23,515
Net income per share:			
Basic net income per share	**$ 1.11**	$ 1.06	$ 0.87
Diluted net income per share	**$ 1.04**	$ 0.98	$ 0.81
Shares used in computing basic net income per share	**30,232**	28,589	27,133
Shares used in computing diluted net income per share	**32,224**	30,893	28,857

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended (In thousands)	March 28, 2008	March 30, 2007	March 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 33,513	$ 30,166	$ 23,515
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Depreciation	15,972	14,188	11,689
Amortization of intangible assets	12,069	12,667	10,207
Provision for bad debts	501	1,215	246
Note receivable loan impairment provision, net	866	—	—
Deferred income taxes	488	(10,337)	(5,405)
Incremental tax benefits from stock-based compensation	(977)	(3,324)	—
Loss on sale and disposal of property and equipment	403	425	385
Stock compensation expense	7,123	4,987	1,556
Minority interest	1,166	287	138
Other non-cash adjustments	(490)	380	—
INCREASE (DECREASE) IN CASH RESULTING FROM CHANGES IN OPERATING ASSETS AND LIABILITIES, NET OF EFFECTS OF ACQUISITION:			
Accounts receivable	(16,014)	5,223	(2,320)
Inventories	(13,976)	5,239	(12,824)
Other assets	(4,077)	(8,919)	3,945
Accounts payable	1,216	(11,558)	10,263
Accrued liabilities	8,347	24,862	8,486
Other liabilities	2,173	1,240	2,284
Net cash provided by operating activities	48,303	66,741	52,165
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(22,765)	(15,452)	(23,734)
Acquisitions of businesses, net of cash acquired	(9,826)	(7,687)	(15,994)
Purchase of short-term investments held-to-maturity	(11,835)	—	(2)
Maturities of short-term investments held-to-maturity	11,835	117	—
Cash paid for patents and licenses	(2,582)	—	—
Net cash used in investing activities	(35,173)	(23,022)	(39,730)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	8,388	14,475	9,883
Purchase of common stock in treasury	(1,034)	—	—
Incremental tax benefits from stock-based compensation	977	3,324	—
Proceeds from issuance of secured borrowing	—	4,720	—
Proceeds from line of credit	—	—	3,000
Payments on line of credit	—	—	(3,000)
Net cash provided by financing activities	8,331	22,519	9,883
Effect of exchange rate changes on cash	370	384	(174)
Net increase in cash and cash equivalents	21,831	66,622	22,144
Cash and cash equivalents at beginning of year	103,345	36,723	14,579
Cash and cash equivalents at end of year	$125,176	$103,345	$ 36,723
SUPPLEMENTAL INFORMATION:			
Cash paid for interest	$ 170	$ 541	$ 158
Cash paid for income taxes, net	$ 11,485	$ 11,565	$ 4,048
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Issuance of stock in satisfaction of a payable to former stockholders of an acquired business (see Note 1)	$ 5,631	$ —	$ —
Issuance of payable in connection with acquisitions	$ 800	$ 14,762	$ —
Issuance of common stock in connection with acquisitions (Note 12)	$ 452	$ 29,605	$ —
Issuance of stock options in connection with acquisition	$ —	$ —	$ 525

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

(In thousands, except share data)	Common Stock Shares Issued	Common Stock Amount
Balance at April 1, 2005	26,861,900	$3
Exercise of stock options and warrants	622,380	
Issuance of stock options in connection with acquisition of a business		
Amortization of deferred compensation		
Accelerated vesting of employee stock options		
Tax benefit from exercise of stock options		
Issuance of stock under Employee Stock Purchase Plan	110,269	
Net income		
Hedging transaction, net of tax		
Foreign currency translation, net of tax		
Comprehensive income		
Balance at March 31, 2006	27,594,549	3
Exercise of stock options	894,199	
Stock issued in connection with acquisitions of businesses, net of issuance costs	1,138,304	
Stock-based compensation expense		
Tax benefit from exercise of stock options		
Issuance of stock under Employee Stock Purchase Plan	106,344	
Net income		
Hedging transaction, net of tax		
Foreign currency translation, net of tax		
Comprehensive income		
Balance at March 30, 2007	29,733,396	3
Cumulative effect of adopting FIN 48		
Exercise of stock options	386,189	
Stock issued in connection with acquisitions of businesses, net of issuance costs	14,424	
Stock issued as additional consideration in connection with acquisition of a business, net of issuance costs	170,763	
Stock-based compensation expense		
Tax benefit from exercise of stock options and release of restricted stock unit (RSU) awards		
Issuance of stock under Employee Stock Purchase Plan	101,668	
RSU awards vesting	94,165	
Purchase of treasury shares pursuant to vesting of certain RSU agreements		
Net income		
Foreign currency translation, net of tax		
Comprehensive income		
BALANCE AT MARCH 28, 2008	**30,500,605**	**$3**

See accompanying notes to the consolidated financial statements.

Paid-in Capital	Retained Earnings	Common Stock in Treasury Number of Shares	Common Stock in Treasury Amount	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income (Loss)
$163,819	$ 62,288	—	$ —	$ 173	$226,283	
7,974					7,974	
234					234	
95					95	
1,461					1,461	
2,188					2,188	
1,909					1,909	
	23,515				23,515	$23,515
				(129)	(129)	(129)
				(232)	(232)	(232)
						$23,154
177,680	85,803	—	—	(188)	263,298	
12,146					12,146	
29,605					29,605	
4,987					4,987	
5,946					5,946	
2,329					2,329	
	30,166				30,166	$30,166
				183	183	183
				135	135	135
						$30,484
232,693	115,969	—	—	130	348,795	
	(342)				(342)	
5,701					5,701	
452					452	
5,631					5,631	
7,123					7,123	
1,569					1,569	
2,687					2,687	
		(33,238)	(1,034)		(1,034)	
	33,513				33,513	$33,513
				45	45	45
						$33,558
$255,856	**$149,140**	**(33,238)**	**$(1,034)**	**$ 175**	**$404,140**	

Notes to Consolidated Financial Statements

NOTE 1

The Company and a Summary of Its Significant Accounting Policies

THE COMPANY

ViaSat, Inc. (the "Company") designs, produces and markets innovative satellite and other wireless communication and networking systems.

PRINCIPLES OF CONSOLIDATION

The Company's consolidated financial statements include the assets, liabilities and results of operations of Trellisware Technologies, Inc., a majority owned subsidiary of ViaSat. All significant intercompany amounts have been eliminated.

The Company has adopted a 52- or 53-week fiscal year beginning with its fiscal year 2004. All references to a fiscal year refer to the fiscal year ending on the Friday closest to March 31 of the specified year. For example, references to fiscal year 2008 refer to the fiscal year ending on March 28, 2008. The Company's quarters for fiscal year 2008 ended on June 29, 2007, September 28, 2007, December 28, 2007 and March 28, 2008.

Certain prior period amounts have been reclassified to conform to the current period presentation.

During the Company's fiscal years 2006, 2007 and 2008, the Company completed the acquisitions of Efficient Channel Coding, Inc. (ECC), Enerdyne Technologies, Inc. (Enerdyne), Intelligent Compression Technologies, Inc. (ICT) and JAST, S.A. (JAST). The acquisitions were accounted for as purchases and accordingly, the operating results of ECC, Enerdyne, ICT and JAST have been included from the dates of acquisition in the Company's consolidated financial statements. See Note 12 for further discussion.

MANAGEMENT ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information and actual results could differ from those estimates. Significant estimates made by management include revenue recognition, stock-based compensation, allowance for doubtful accounts, warranty accrual, valuation of goodwill and other intangible assets, satellite and other property and equipment, long-lived assets, income taxes and valuation allowance on deferred tax assets.

CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments with original maturities of 90 days or less.

SHORT-TERM INVESTMENTS

The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." The Company determines the appropriate classification of all marketable securities as held-to-maturity, available-for-sale or trading at the time of purchase and re-evaluates such classification as of each balance sheet date. Throughout fiscal year 2008, marketable securities consisted primarily of commercial paper with original maturities greater than 90 days at the date of purchase but less than one year. At March 28, 2008 and March 30, 2007, the Company held investments in investment grade debt securities with various maturities. Management determines the appropriate classification of its investments in debt securities at the time of purchase and has designated all of its investments as held-to-maturity. Accordingly, the Company has recorded the related amounts at amortized cost as it had the intent and ability to hold the securities to maturity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts from the date of purchase to maturity. Such amortization is included in interest income (expense) as an addition to or deduction from the coupon interest earned on the investments. The amortized cost of the Company's marketable securities approximated the fair value at March 28, 2008 and March 30, 2007. The Company's investments in these securities as of March 28, 2008 and March 30, 2007 totaled $43,000 and $47,000, respectively.

The Company regularly monitors and evaluates the realizable value of its marketable securities. When assessing marketable securities for other-than-temporary declines in value, the Company considers factors including: how significant the decline in value is as a percentage of the original cost, how long the market value of the investment has been less than its original cost, the performance of the investee's stock price in relation to the stock price of its competitors within the industry, expected market volatility and the market in general, any news or financial information that has been released specific to the investee and the outlook for the overall industry in which the investee operates. If events and circumstances indicate that a decline in the value of these assets has occurred and is other-than-temporary, the Company records a charge to interest income (expense). No such charges were incurred in fiscal year 2008 and fiscal year 2007.

ACCOUNTS RECEIVABLE AND UNBILLED ACCOUNTS RECEIVABLE

The Company records receivables at net realizable value including an allowance for estimated uncollectible accounts. The allowance for doubtful accounts is based on the Company's assessment of the collectibility of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of accounts receivable balances, and current economic conditions that may affect a customer's ability to pay. Amounts determined to be uncollectible are charged or written off against the reserve.

Unbilled receivables consist of costs and fees earned and billable on contract completion or other specified events. Unbilled receivables are generally expected to be collected within one year.

CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, short-term investments, and trade accounts receivable which are generally not collateralized. The Company limits its exposure to credit loss by placing its cash equivalents and short-term investments with high credit quality financial institutions and investing in high quality short-term debt instruments. The Company establishes customer credit policies related to its accounts receivable based on historical collection experiences within the various markets in which the Company operates, number of days the accounts are past due and any specific information that the Company becomes aware of such as bankruptcy or liquidity issues of customers.

Revenues from the U.S. government comprised 30.4%, 30.9% and 33.6% of total revenues for fiscal years 2008, 2007 and 2006, respectively. Billed accounts receivable to the U.S. government as of March 28, 2008 and March 30, 2007 were 24.5% and 22.9%, respectively, of total billed receivables. In addition, one commercial customer comprised 8.9%, 15.9% and 9.8% of total revenues for fiscal years 2008, 2007 and 2006, respectively. Billed accounts receivable for a commercial customer as of March 28, 2008 and March 30, 2007 were 13.1% and 12.7%, respectively, of total billed receivables. No other customer accounted for at least 10% of total revenues.

Revenues from the U.S. government and its prime contractors amounted to $319.5 million, $278.4 million and $218.4 million for the fiscal years ended March 28, 2008, March 30, 2007 and March 31, 2006, respectively. Revenues from commercial customers amounted to $255.1 million, $238.2 million and $221.7 million for the fiscal years ended March 28, 2008, March 30, 2007 and March 31, 2006, respectively. The Company's five largest contracts (by revenues) generated approximately 44.1%, 46.4% and 44.1% of the Company's total revenues for the fiscal years ended March 28, 2008, March 30, 2007 and March 31, 2006, respectively.

The Company relies on a limited number of contract manufacturers to produce its products.

INVENTORY

Inventory is valued at the lower of cost or market, cost being determined by the weighted average cost method.

PROPERTY, EQUIPMENT AND SATELLITE

Equipment, computers and software, furniture and fixtures and the Company's satellite are recorded at cost, net of accumulated depreciation. The Company generally computes depreciation using the straight-line method over the estimated useful lives of the assets ranging between two to fifteen years. Leasehold improvements are capitalized and amortized on the straight-line method over the shorter of the lease term or the life of the improvement. Additions to property and equipment together with major renewals and betterments are capitalized. Maintenance, repairs and minor renewals and betterments are charged to expense. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is recognized.

Satellite construction costs including launch services are generally procured under long-term contracts that provide for payments over the contract periods. Satellite construction and launch services costs are capitalized as incurred.

LAND

In January 2006, the Company purchased approximately 10 acres of land adjacent to a leased facility for approximately $3.1 million. During the first quarter of fiscal year 2007, the Company signed a property listing agreement with the intention to sell the property. During the fourth quarter of fiscal year 2008, the Company reclassified the land from held-for-sale status to held-and-used status in accordance with SFAS No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." Accordingly, as of March 28, 2008, the Company reported the land in accordance with SFAS 144 as an asset held-and-used at the lower of its (a) carrying amount before the asset was classified as held-for-sale, adjusted for any depreciation (amortization) expense that would have been recognized had the asset been continuously classified as held-and-used, or (b) fair value at the date of the subsequent decision not to sell, which is estimated to be $3.1 million.

GOODWILL AND INTANGIBLE ASSETS

SFAS No. 141 (SFAS 141), "Business Combinations," requires that all business combinations be accounted for using the purchase method. SFAS 141 also specifies criteria for recognizing and reporting intangible assets apart from goodwill; however, acquired workforce must be recognized and reported in goodwill. SFAS No. 142 (SFAS 142), "Goodwill and Other Intangible Assets," requires that intangible assets with an indefinite life should not be amortized until their life is determined to be finite, and all other intangible assets must be amortized over their useful life. SFAS 142 prohibits the amortization of goodwill and indefinite-lived intangible assets, but instead requires these assets to be tested for impairment in accordance with the provisions of SFAS 142 at least annually and more frequently upon the occurrence of specified events. In addition, all goodwill must be assigned to reporting units for purposes of impairment testing.

PATENTS, ORBITAL SLOTS AND ORBITAL LICENSES

The Company capitalizes the costs of obtaining or acquiring patents, orbital slots and orbital licenses. Amortization of patent, orbital slot and orbital license costs is provided for by the straight-line method over the shorter of the legal or estimated economic life. Patent, orbital slot and orbital license costs, which are included in other assets, were $3.4 million and $928,000 at March 28, 2008 and March 30, 2007, respectively. Accumulated amortization was $173,000 and $151,000 as of March 28, 2008 and March 30, 2007, respectively. Amortization expense was $22,000 for each of the fiscal years ended March 28, 2008, March 30, 2007 and March 31, 2006, respectively. If a patent, orbital slot and orbital license is rejected, abandoned, or otherwise invalidated, the unamortized cost is expensed in that period. During fiscal year 2008, fiscal year 2007 and fiscal year 2006, the Company did not write off any costs due to abandonment or impairment.

SOFTWARE DEVELOPMENT

Costs of developing software for sale are charged to research and development expense when incurred, until technological feasibility has been established. Software development costs incurred from the time technological feasibility is reached until the product is available for general release to customers are capitalized and reported at the lower of unamortized cost or net realizable value. Once the product is available for general release, the software development costs are amortized based on the ratio of current to future revenue for each product with an annual minimum equal to straight-line amortization over the remaining estimated economic life of the product not to exceed five years. The Company capitalized no costs related to software developed for resale for the fiscal years ended March 28, 2008, March 30, 2007 and March 31, 2006. Amortization expense of software development costs was $2.5 million for fiscal year 2008, $3.1 million for fiscal year 2007 and $3.4 million for fiscal year 2006.

IMPAIRMENT OF LONG-LIVED ASSETS (PROPERTY AND EQUIPMENT AND OTHER INTANGIBLE ASSETS)

In accordance with SFAS 144, the Company assesses potential impairments to long-lived assets, including property and equipment and other intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the undiscounted cash flows expected to be generated by an asset (or group of assets) is less than its carrying value. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations. No such impairments have been identified by the Company as of March 28, 2008.

IMPAIRMENT OF GOODWILL

The Company accounts for its goodwill under SFAS 142. The SFAS 142 goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the reporting units that have goodwill assigned to them. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the reporting unit used in the first step, and is compared to its carrying value. The shortfall of the value below carrying value represents the amount of goodwill impairment. SFAS 142 requires goodwill to be tested for impairment annually at the same time every year and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist.

The Company estimates the fair values of the related reporting units using discounted cash flows and other indicators of fair value. The forecast of future cash flows is based on the Company's best estimate of the future revenues and operating costs, based primarily on existing firm orders, expected future orders, contracts with suppliers, labor agreements and general market conditions. Changes in these forecasts could cause a particular reporting unit to either pass or fail the first step in the SFAS 142 goodwill impairment model, which could significantly influence whether goodwill impairment needs to be recorded.

The cash flow forecasts are adjusted using an appropriate discount rate and other indicators of fair value.

ACQUISITIONS

On August 2, 2007, the Company completed the acquisition of all of the outstanding capital stock of JAST, a Switzerland based, privately-held developer of microwave circuits and antennas for terrestrial and satellite applications, specializing in small, low-profile antennas for mobile satellite communications. The acquisition was accounted for as a purchase and accordingly, the consolidated financial statements include the operating results of JAST from the date of acquisition in the Company's commercial networks segment. See Note 12 of the Notes to Consolidated Financial Statements for further discussion.

On February 16, 2007, the Company completed the acquisition of all of the outstanding capital stock of ICT, a privately-held provider of data compression techniques, advanced transport protocols and application optimization to increase the speeds of either narrowband or broadband terrestrial, wireless or satellite services to corporations, internet service providers (ISPs) and satellite/wireless carriers. The acquisition was accounted for as a purchase and accordingly, the consolidated financial statements include the operating results of ICT from the date of acquisition in the Company's commercial networks segment. See Note 12 of the Notes to Consolidated Financial Statements for further discussion.

On June 20, 2006, the Company completed the acquisition of all of the outstanding capital stock of Enerdyne, a privately-held provider of innovative data link equipment and digital video systems for defense and intelligence markets, including unmanned aerial vehicle and other airborne and ground based applications. The acquisition was accounted for as a purchase and accordingly, the consolidated financial statements include the operating results of Enerdyne from the date of acquisition in the Company's government systems segment. See Note 12 of the Notes to Consolidated Financial Statements for further discussion.

On December 1, 2005, the Company completed the acquisition of all of the outstanding capital stock of ECC, a privately-held designer and supplier of broadband communication integrated circuits and satellite communications systems. The acquisition was accounted for as a purchase and accordingly, the consolidated financial statements include the operating results of ECC from the date of acquisition in the Company's commercial networks segment. See Note 12 of the Notes to Consolidated Financial Statements for further discussion.

WARRANTY RESERVES

The Company provides limited warranties on certain of its products for periods of up to five years. The Company records warranty reserves when products are delivered based upon an estimate of total warranty costs, with amounts expected to be incurred within twelve months classified as a current liability.

FAIR VALUE OF FINANCIAL INSTRUMENTS

At March 28, 2008, the carrying amounts of the Company's financial instruments, including cash equivalents, short-term investments, trade receivables, accounts payable and accrued liabilities, approximated their fair values due to their short-term maturities. The estimated fair value of the Company's long-term secured borrowing is determined by using available market information for those securities or similar financial instruments.

PAYABLE TO FORMER SHAREHOLDERS OF ACQUIRED BUSINESS

On May 23, 2006, in connection with the Company's ECC acquisition, the Company agreed under the terms of the ECC acquisition agreement to pay the maximum additional consideration amount to the former ECC stockholders in the amount of $9.0 million, which was accrued as of March 30, 2007. The $9.0 million was payable in cash or stock, at the Company's option, in May 2007. Accordingly, on May 30, 2007, the Company paid approximately $9.0 million of additional cash consideration to the former stockholders of ECC. The additional purchase price consideration of $9.0 million was recorded as additional goodwill in the commercial networks segment in the first quarter of fiscal year 2007.

As of March 30, 2007, in connection with the Company's Enerdyne acquisition and under the terms of the Enerdyne acquisition agreement, the Company owed an additional consideration amount to the former Enerdyne stockholders in the amount of $5.9 million, which was accrued and recorded as additional goodwill in the government systems segment as of March 30, 2007. The $5.9 million was payable in cash and stock in accordance with certain terms of the agreement, in May 2007. Accordingly, on May 3, 2007, the Company paid $5.9 million of additional consideration to the former stockholders of Enerdyne, which was comprised of 170,763 shares of common stock and $260,000 in cash.

On August 2, 2007, in connection with the terms of the Company's JAST acquisition, the Company recorded an obligation to pay the remaining portion of the initial purchase price of approximately $800,000 on the first anniversary of the closing date, of which $483,000 will be paid in cash and $317,000 will be paid in stock or cash, at the Company's election.

SELF-INSURANCE LIABILITIES

The Company has a self-insurance plan to retain a portion of the exposure for losses related to employee medical benefits. The Company also has a self-insurance plan for a portion of the exposure for losses related to workers' compensation costs. The self-insured policies provide for both specific and aggregate stop-loss limits. The Company utilizes internal actuarial methods, as well as other historical information for the purpose of estimating ultimate costs for a particular policy year. Based on these actuarial methods, along with currently available information and insurance industry statistics, the Company recorded self-insurance liabilities as of March 28, 2008 and March 30, 2007 of $1.1 million and $883,000, respectively. The Company's estimate, which is subject to inherent variability, is based on average claims experience in the Company's industry and its own experience in terms of frequency and severity of claims, including asserted and unasserted claims incurred but not reported, with no explicit provision for adverse fluctuation from year to year. This variability may lead to ultimate payments being either greater or less than the amounts presented above. Self-insurance liabilities have been classified as current in accordance with the estimated timing of the projected payments.

SECURED BORROWINGS

Occasionally, the Company enters into secured borrowing arrangements in connection with customer financing in order to provide additional sources of funding. As of March 28, 2008 and March 30, 2007, the Company had one secured borrowing arrangement, under which the Company pledged a note receivable from a customer to serve as collateral for the obligation under the borrowing arrangement. The arrangement includes recourse to certain other assets of the Company in the event of customer default on the note receivable. No significant guarantees beyond the recourse provision exist. Payments under the arrangement consist of semi-annual principal payments of $590,000 plus accrued interest for five years with the first semi-annual payment being interest only. The interest rate resets semi-annually to the current LIBOR rate plus a margin of 2.5%. This secured borrowing arrangement did not qualify as a sale of assets under SFAS No. 140 (SFAS 140), "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," as the Company has continued involvement related to the recourse provision.

During the third quarter of fiscal year 2008, due to a payment default, the Company wrote-down the note receivable by approximately $5.3 million related to the principal and interest accrued to date. Pursuant to a notes receivable insurance arrangement which provides for the recovery of certain principal and interest amounts on the note, the Company recorded a current asset of approximately $4.5 million. Additionally, as of March 28, 2008, the Company had $5.0 million of the secured borrowing recorded under accrued liabilities with a carrying value approximating the balance of the secured borrowing. As of March 30, 2007, the Company had $590,000 of the secured borrowing recorded under accrued liabilities and $4.1 million recorded under other long-term liabilities with a carrying value approximating the balance of the secured borrowing. Subsequent to the Company's 2008 fiscal year end, on March 31, 2008, the Company paid off in full the secured borrowing.

INDEMNIFICATION PROVISIONS

In the ordinary course of business, the Company includes indemnification provisions in certain of its contracts, generally relating to parties with which the Company has commercial relations. Pursuant to these agreements, the Company will indemnify, hold harmless and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party, including but not limited to losses relating to third party intellectual property claims. Historically, to date, there have not been any costs incurred in connection with such indemnification clauses. The Company's insurance policies do not necessarily cover the cost of defending indemnification claims or providing indemnification, so if a claim was filed against the Company by any party the Company indemnifies, the Company could incur substantial legal costs and damages. A claim would be accrued when a loss is considered probable and the amount can be reasonably estimated. At March 28, 2008 and March 30, 2007, no such amounts were accrued.

MINORITY INTEREST

Minority interest represents the proportionate share of the equity of the consolidated subsidiary owned by minority shareholders in that subsidiary. This proportionate share of the equity changes when additional shares of common or preferred stock are issued or purchased back by the majority owned subsidiary. Such changes result in a decrease or increase of the Company's ownership proportion, which results in the Company recording losses or gains on investment. Minority interest is adjusted for earnings (losses) net of tax attributable to the minority interest shareholders of the consolidated subsidiary. All earnings (losses), net of tax, are allocated to the shareholders of the consolidated subsidiary in proportion to their share of the equity ownership of the consolidated subsidiary. Earnings (losses), net of tax, allocated to such minority interest shareholders are recorded as minority interest in net earnings of subsidiary, net of tax, in the accompanying consolidated statements of operations.

COMMON STOCK HELD IN TREASURY

During the third quarter of fiscal year 2008, the Company delivered 94,165 shares of common stock based on the vesting terms of certain restricted stock unit agreements. In order for employees to satisfy minimum statutory employee tax withholding requirements related to the delivery of common stock underlying these restricted stock unit agreements, the Company repurchased 33,238 shares of common stock with a total value of $1.0 million as of March 28, 2008. There was no common stock held in treasury as of March 30, 2007.

DERIVATIVES

The Company enters into foreign currency forward and option contracts to hedge certain forecasted foreign currency transactions. Gains and losses arising from foreign currency forward and option contracts not designated as hedging instruments are recorded in interest income (expense) as gains (losses) on derivative instruments. Gains and losses arising from the effective portion of foreign currency forward and option contracts that are designated as cash-flow hedging instruments are recorded in accumulated other comprehensive income (loss) as gains (losses) on derivative instruments until the underlying transaction affects our earnings. In fiscal year 2008, the Company recorded a realized gain of $234,000 and in fiscal year 2007 and 2006, the Company recorded realized losses of $136,000 and $347,000, respectively, related to derivatives. The Company had no foreign currency forward contracts outstanding at March 28, 2008 or March 30, 2007.

FOREIGN CURRENCY

In general, the functional currency of a foreign operation is deemed to be the local country's currency. Consequently, assets and liabilities of operations outside the United States are generally translated into United States dollars, and the effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) within stockholders' equity.

REVENUE RECOGNITION

A substantial portion of the Company's revenues are derived from long-term contracts requiring development and delivery of products over time and often contain fixed-price purchase options for additional products. Sales related to long-term contracts are accounted for under the percentage-of-completion method of accounting under the American Institute of Certified Public Accountants' Statement of Position 81-1 (SOP 81-1), "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Sales and earnings under these contracts are recorded either based on the ratio of actual costs incurred to total estimated costs expected to be incurred related to the contract or under the cost-to-cost method or as products are shipped under the units-of-delivery method. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable. Changes in estimates of profit or loss on contracts are included in earnings on a cumulative basis in the period the estimate is changed. In the fiscal years ended March 28, 2008, March 30, 2007 and March 31, 2006, the Company recorded losses of approximately $7.9 million, $4.5 million and $5.1 million, respectively, related to loss contracts.

The Company also has contracts and customer purchase orders where revenue is recorded on delivery of products in accordance with SAB 104, "Staff Accounting Bulletin No. 104: Revenue Recognition." In this situation, contracts and customer purchase orders are used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery. The Company assesses whether the sales price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment, and assesses collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value in accordance with Emerging Issues Task Force (EITF) 00-21 (EITF 00-21), "Accounting for Multiple Element Revenue Arrangements" and recognized when the applicable revenue recognition criteria for each element are met. The amount of product and service revenue recognized is impacted by our judgments as to whether an arrangement includes multiple elements and, if so, whether objective and reliable evidence of fair value exists for those elements. Changes to the elements in an arrangement and our ability to establish objective and reliable evidence for those elements could affect the timing of the revenue recognition.

In accordance with EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," the Company records shipping and handling costs billed to customers as a component of revenues, and shipping and handling costs incurred by the Company for inbound and outbound freight are recorded as a component of cost of revenues.

Collections in excess of revenues represent cash collected from customers in advance of revenue recognition.

Contract costs on U.S. government contracts, including indirect costs, are subject to audit and negotiations with U.S. government representatives. These audits have been completed and agreed upon through fiscal year 2002. Contract revenues and accounts receivable are stated at amounts which are expected to be realized upon final settlement.

STOCK-BASED PAYMENTS

On April 1, 2006, the Company adopted SFAS No. 123 (revised 2004) (SFAS 123R), "Share-Based Payment." Under SFAS 123R, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite service period. The Company has no awards with market or performance conditions. The Company adopted the provisions of SFAS 123R using a modified prospective application. Accordingly, prior periods have not been revised for comparative purposes. The valuation provisions of SFAS 123R apply to new awards and to awards that are outstanding on the effective date, which are subsequently modified or cancelled. Estimated compensation expense for awards outstanding at the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under FASB Statement No. 123 (SFAS 123), "Accounting for Stock-Based Compensation."

On November 10, 2005, the FASB issued FASB Staff Position No. SFAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." The Company has elected to adopt the alternative transition method provided in this FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS 123R. The alternative transition method includes a simplified method to establish the beginning balance of the additional paid-in capital pool (APIC pool) related to the tax effects of employee stock-based compensation, which is available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123R.

Stock-Based Compensation Information under SFAS 123R. Upon adoption of SFAS 123R, the Company continued to use the same method of valuation for stock options granted beginning in fiscal year 2007, the Black-Scholes option-pricing model (Black-Scholes model) which was previously used for the Company's pro forma information required under SFAS 123. The Company's employee stock options have simple vesting schedules typically ranging from three to five years. Therefore, the Company does not see significant benefits in using a binomial model, a more extensive model, than closed-form models such as the Black-Scholes model, at the present time.

On March 28, 2008, the Company had one principal equity compensation plan and employee stock purchase plan described below. The compensation cost that has been charged against income for the equity plan under SFAS 123R was $6.3 million and $3.1 million and for the stock purchase plan it was $838,000 and $782,000 for the fiscal years ended March 28, 2008 and March 30, 2007, respectively. The total income tax benefit recognized in the income statement for stock-based compensation arrangements under SFAS 123R was $2.6 million and $1.3 million for the fiscal years ended March 28, 2008 and March 30, 2007, respectively. There was no compensation cost capitalized as part of inventory and fixed assets for the fiscal years ended March 28, 2008 and March 30, 2007, as the amounts were not significant.

As of March 28, 2008, there was total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the Equity Participation Plan (including stock options and restricted stock units) and the Employee Stock Purchase Plan of $15.7 million and $257,000, respectively. These costs are expected to be recognized over a weighted average period of 2.7 years, 2.6 years and less than six months for stock options, restricted stock units and the Employee Stock Purchase Plan, respectively. The total fair value of shares vested during the fiscal years ended March 28, 2008 and March 30, 2007, including stock options and restricted stock units, was $6.8 million and $3.5 million, respectively.

Cash received from option exercise under all stock-based payment arrangements for the fiscal year 2008 was $8.4 million. The actual tax benefit realized for the tax deductions from stock options exercised and restricted stock unit award vesting of the stock-based payment arrangements totaled $1.6 million for the fiscal year 2008.

Stock Options and Employee Stock Purchase Plan. The weighted average estimated fair value of employee stock options granted and employee stock purchase plan shares issued during the fiscal year 2008 was $10.00 and $8.66 per share, respectively, and during fiscal year 2007 was $11.99 and $7.03 per share, respectively, using the Black-Scholes model with the following weighted average assumptions (annualized percentages):

	Employee Stock Options		Employee Stock Purchase Plan	
	2008	2007	**2008**	2007
Volatility	**38.9%**	48.0%	**37.1%**	34.5%
Risk-free interest rate	**3.7%**	4.8%	**4.1%**	5.2%
Dividend yield	**0.0%**	0.0%	**0.0%**	0.0%
Weighted average expected life	**4.2 years**	4.5 years	**0.5 years**	0.5 years

The Company's expected volatility is a measure of the amount by which our stock price is expected to fluctuate over the expected term of the stock-based award. The estimated volatilities for stock options are based on the historical volatility calculated using the daily stock price of our stock over a recent historical period equal to the expected term. The risk-free interest rate that the Company uses in determining the fair value of its stock-based awards is based on the implied yield on U.S. Treasury zero-coupon issues with remaining terms equivalent to the expected term of its stock-based awards.

The expected life of employee stock options represents the calculation using the simplified method consistent with the guidance in the SEC's Staff Accounting Bulletin (SAB) No. 107 (SAB 107), "Share-Based Payment." In December 2007, the SEC issued SAB No. 110 (SAB 110) to amend the SEC's views discussed in SAB No. 107 (SAB 107) regarding the use of the simplified method in developing an estimate of the expected life of share options in accordance with SFAS 123R. Due to significant changes in the Company's option terms in October of 2006, the Company will continue to use the simplified method until it has the historical data necessary to provide a reasonable estimate of expected life in accordance with SAB 107, as amended by SAB 110. For the expected option life, the Company has what SAB 107 defines as "plain-vanilla" stock options, and therefore used a simple average of the vesting period and the contractual term for options as permitted by SAB 107. The expected term or life of employee stock purchase rights issued represents the expected period of time from the date of grant to the estimated date that the stock purchase right under our Employee Stock Purchase Plan would be fully exercised.

A summary of employee stock option activity for the fiscal year 2008 is presented below:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in 000s)
Outstanding at March 30, 2007	5,679,553	$18.78		
Options granted	401,950	27.56		
Options canceled	(54,089)	24.73		
Options exercised	(386,189)	14.76		
Outstanding at March 28, 2008	**5,641,225**	**$19.63**	**4.44**	**$20,125**
Vested and exercisable at March 28, 2008	**4,597,687**	**$17.99**	**4.31**	**$19,899**

The total intrinsic value of stock options exercised during the fiscal years 2008 and 2007 was $6.8 million and $15.1 million, respectively.

Restricted Stock Units. Restricted stock units represent a right to receive shares of common stock at a future date determined in accordance with the participant's award agreement. There is no exercise price and no monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award. Instead, consideration is furnished in the form of the participant's services to the Company. Restricted stock units generally vest over four years. Compensation cost for these awards is based on the fair value on the date of grant and recognized as compensation expense on a straight-line basis over the requisite service period. For the fiscal years 2008 and 2007, the Company recognized $2.4 million and $1.2 million, respectively, in stock-based compensation expense related to these restricted stock unit awards. At March 28, 2008, there was $6.3 million remaining in unrecognized compensation expense related to these awards, which is expected to be recognized over a weighted average period of 2.6 years.

The weighted average grant date fair value of restricted stock units granted during the fiscal year 2008 was $25.66 per unit and $26.15 during fiscal year 2007. A summary of restricted stock unit activity for the fiscal year 2008 is presented below:

	Restricted Stock Units	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value (in 000s)
Outstanding at March 30, 2007	389,514		
Awarded	12,900		
Forfeited	(7,340)		
Released	(94,165)		
Outstanding at March 28, 2008	**300,909**	**1.57**	**$6,509**
Vested and deferred at March 28, 2008	**2,293**	**—**	**$ 50**

As of March 28, 2008, 94,165 restricted stock units vested. The total intrinsic value of vested restricted stock units during fiscal year 2008 was $2.9 million. As of March 30, 2007, there were no restricted stock units vested; therefore, the total intrinsic value of vested restricted stock units during the fiscal year 2007 was $0.

As stock-based compensation expense recognized in the consolidated statement of operations for the fiscal years 2008 and 2007 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company's pro forma information required under SFAS 123 for the periods prior to fiscal year 2007, the Company accounted for forfeitures as they occurred.

Total estimated stock-based compensation expense recognized in accordance with SFAS 123R was as follows:

Year Ended (In thousands, except per share data)	March 28, 2008	March 30, 2007
Stock-based compensation expense before taxes	**$ 7,123**	$ 4,987
Related income tax benefits	**(2,557)**	(1,764)
Stock-based compensation expense, net of taxes	**$ 4,566**	$ 3,223

For the year ended March 30, 2007, the impact of stock-based compensation expense on basic and diluted earnings per share was $0.11 and $0.10, respectively.

The Company recorded $728,000 and $2.8 million in stock-based compensation expense during the fiscal years 2008 and 2007, respectively, related to stock-based awards granted during those periods (including stock options and restricted stock units). The remaining stock-based compensation expense primarily related to stock-based awards granted in earlier periods. In addition, for the fiscal years 2008 and 2007, the Company recorded incremental tax benefits from stock options exercised and restricted stock unit award vesting of $977,000 and $3.3 million, respectively, which is classified as part of cash flows from financing activities in the condensed consolidated statements of cash flows.

PRO FORMA INFORMATION UNDER SFAS 123 FOR PERIODS PRIOR TO FISCAL YEAR 2007

Prior to adopting the provisions of SFAS 123R, the Company recorded estimated compensation expense for employee stock options based upon their intrinsic value on the date of grant pursuant to Accounting Principles Board Opinion 25 (APB 25), "Accounting for Stock Issued to Employees" and provided the required pro forma disclosures of SFAS 123. Because the Company established the exercise price based on the fair market value of the Company's stock at the date of grant, the stock options had no intrinsic value upon grant, and therefore no estimated expense was recorded prior to adopting SFAS 123R except for accelerated options and stock options issued as part of the acquisition of ECC described below. Each accounting period, the Company reported the potential dilutive impact of stock options in its diluted earnings per common share using the treasury-stock method. Out-of-the-money stock options (i.e., the average stock price during the period was below the strike price of the stock option) were not included in diluted earnings per common share as their effect was anti-dilutive.

In fiscal year 2006, the Company recorded total stock compensation expense of $1.6 million of which $95,000 related to stock options issued as part of the acquisition of ECC and $1.5 million related to the acceleration of vesting of certain employee stock options. Stock compensation expense presented in the consolidated statement of operations was recorded as follows: $796,000 to cost of revenue, $686,000 to selling, general and administrative expense and $74,000 to independent research and development.

On December 1, 2005, as a part of the acquisition of all of the outstanding capital stock of ECC, the Company issued 23,424 unvested incentive stock options under the Efficient Channel Coding, Inc. 2000 Long Term Incentive Plan assumed under the terms of the acquisition agreement. In accordance with SFAS No. 141 (SFAS 141), "Business Combinations," the Company recorded $291,000 in deferred stock-based compensation, which is being amortized to compensation expense over the remaining service period. The Company amortized $190,000 to compensation expense related to this deferred stock-based compensation through March 28, 2008.

For purposes of pro forma disclosures under SFAS 123 for the fiscal year ended March 31, 2006, the estimated fair value of the stock-based awards was assumed to be amortized to expense over the vesting periods. The pro forma effects of recognizing estimated compensation expense under the fair value method on net income and earnings per common share were as follows:

Year Ended (In thousands, except per share data)	March 31, 2006
Net income as reported	$ 23,515
Stock-based compensation included in net income, net of tax	1,333
Stock-based employee compensation expense under fair value based method, net of tax	(19,377)
Pro forma net income	$ 5,471
Basic earnings per share as reported	$ 0.87
Pro forma	$ 0.20
Diluted earnings per share as reported	$ 0.81
Pro forma	$ 0.19

Stock-based employee compensation expense under the fair value method included in the Company's fiscal year 2006 pro forma net income included approximately $11.5 million, net of tax, related to the acceleration of the vesting of 1.5 million shares of common stock options approved by the Company's Board of Directors in the fourth quarter of 2006.

The fair values of options granted during the year ended as reported below were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions at March 31, 2006:

	Employee Stock Options	Employee Stock Purchase Plan
Expected life (in years)	6.31	0.50
Risk-free interest rate	4.57%	4.38%
Expected volatility	55.00%	33.00%
Expected dividend yield	0.00%	0.00%

The weighted average estimated fair value of employee stock options granted during 2006 was $13.54 per share. The weighted average estimated fair value of shares granted under the Employee Stock Purchase Plan during 2006 was $5.95 per share. In connection with the acquisition of ECC, the Company exchanged options with a weighted average fair value of $22.43.

REVIEW OF STOCK OPTION GRANT PROCEDURES

In August 2006 the Company commenced and completed a voluntary internal investigation, assisted by its outside legal counsel, of its historical stock option granting practices, stock option documentation and related accounting during the period from its initial public offering in December 1996 through June 30, 2006. At the conclusion of its investigation, its outside legal counsel and the Company determined that there was no evidence of a pattern of intentionally misdating stock option grants to achieve an accounting result, or that any officer, director, or senior executive at the Company willfully or knowingly engaged in stock options misdating, or had knowledge of others doing so.

During the investigation the Company identified certain accounting errors associated with stock options granted primarily to certain non-executive new hire employees during the ten-year period from December 1996 to June 30, 2006. Based on the results of the investigation, the Company identified that certain stock options to non-executive new hires had incorrectly been accounted for using an accounting measurement date prior to the date that the new hires commenced employment. The Company concluded, with the concurrence of the Audit Committee, that the financial impact of these errors was not material to its consolidated financial statements for any annual period in which the errors related. In accordance with Accounting Principles Board Opinion No. 28, "Interim Financial Reporting," paragraph 29, the Company recorded a cumulative adjustment to compensation expense in the first quarter of fiscal year 2007 of $703,000, net of tax, because the effect of the correcting adjustment was not material to the Company's fiscal year 2007 net income. This non-cash compensation expense adjustment will have no impact on future periods. There is no impact on revenue or net cash provided by operating activities as a result of recording the compensation expense adjustment.

ACCELERATION OF VESTING OF CERTAIN UNVESTED EMPLOYEE STOCK OPTIONS

On March 30, 2006, the Board of Directors of the Company accelerated the vesting of certain unvested employee stock options previously awarded to the Company's employees under the Company's 1996 Equity Participation Plan. Stock options held by the Company's non-employee directors were not accelerated. Options to purchase approximately 1.5 million shares of common stock (representing approximately 26% of the Company's total current outstanding options) were subject to this acceleration. All of the accelerated options were "in-the-money" and had exercise prices ranging from $4.70 to $26.94. All other terms and conditions applicable to such options, including the exercise prices, remain unchanged. As a result, the Company recorded $1.5 million in compensation expense in accordance with generally accepted accounting principles.

The accelerated stock options are subject to lock-up restrictions preventing the sale of any shares acquired through the exercise of an accelerated stock option prior to the date on which the exercise would have been permitted under the stock option's original vesting terms.

The decision to accelerate vesting of these options was made primarily to eliminate the recognition of the related compensation expense in the Company's future consolidated financial statements with respect to these unvested stock options upon adopting SFAS 123R. The Company has recognized a charge for estimated compensation expense of approximately $1.5 million in the fiscal fourth quarter ended March 31, 2006 after considering expected employee turnover rates to reflect, absent the acceleration, the "in-the-money" value of accelerated stock options the Company estimates would have been forfeited (unvested) pursuant to their original terms. The Company will adjust this estimated compensation expense in future periods to record the impact of actual employee turnover on the compensation expense recognized at the time of acceleration.

INDEPENDENT RESEARCH AND DEVELOPMENT

Independent research and development, which is not directly funded by a third party, is expensed as incurred. Independent research and development expenses consist primarily of salaries and other personnel-related expenses, supplies, prototype materials, and other expenses related to research and development programs.

RENT EXPENSE, DEFERRED RENT OBLIGATIONS AND DEFERRED LEASE INCENTIVES

The Company leases all of its facilities under operating leases. Some of these lease agreements contain tenant improvement allowances funded by landlord incentives, rent holidays, and rent escalation clauses. Accounting principles generally accepted in the United States require rent expense to be recognized on a straight-line basis over the lease term. The difference between the rent due under the stated periods of the lease compared to that of the straight-line basis is recorded as deferred rent within accrued and other long-term liabilities in the consolidated balance sheet.

For purposes of recognizing landlord incentives and minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date that it obtains the legal right to use and control the leased space to begin amortization, which is generally when the Company enters the space and begins to make improvements in preparation of occupying new space. For tenant improvement allowances funded by landlord incentives and rent holidays, the Company records a deferred lease incentive liability in accrued and other long-term liabilities on the consolidated balance sheet and amortizes the deferred liability as a reduction to rent expense on the consolidated statement of operations over the term of the lease.

Certain lease agreements contain rent escalation clauses which provide for scheduled rent increases during the lease term or for rental payments commencing at a date other than the date of initial occupancy. Such "stepped" rent expense is recorded in the consolidated statement of operations on a straight-line basis over the lease term.

At March 28, 2008 and March 30, 2007, deferred rent included in accrued liabilities in our consolidated balance sheets was $317,000 and $378,000, respectively, and deferred rent included in other long-term liabilities in our consolidated balance sheets was $4.4 million and $3.5 million, respectively.

INCOME TAXES

On March 31, 2007, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Our policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense.

Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future tax consequences resulting from differences in the financial reporting and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credit and loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred income tax expense (benefit) is the net change during the year in the deferred income tax asset or liability.

EARNINGS PER SHARE

Basic earnings per share is computed based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share is based upon the weighted average number of common shares outstanding and potential common stock, if dilutive during the period. Potential common stock includes options granted and restricted stock units awarded under the Company's equity compensation plan which are included in the earnings per share calculations using the treasury stock method, common shares expected to be issued under the Company's employee stock purchase plan, and shares contingently issuable based upon achievement of certain earnings performance at March 28, 2008 and March 30, 2007 and other conditions denoted in the Company's agreements with the predecessor shareholders of JAST acquired on August 2, 2007 and Enerdyne acquired on June 20, 2006.

SEGMENT REPORTING

The Company's government systems, commercial networks and satellite services segments are primarily distinguished by the type of customer and the related contractual requirements. The more regulated government environment is subject to unique contractual requirements and possesses economic characteristics which differ from the commercial networks and satellite services segments. During the third and fourth quarter of fiscal year 2008, the Company made management and organization structure changes due to a shift in product marketing and development strategies and consequently realigned the way management organizes and evaluates financial information internally for making operating decisions and assessing performance. Our Satellite Services segment is primarily comprised of our ViaSat-1 satellite, mobile broadband and enterprise VSAT services businesses. Our Commercial Networks segment comprises our former Satellite Networks and Antenna Systems segments, except for the Satellite Services segment. The Company's reporting segments, Government Systems, Commercial Networks and Satellite Services, are determined consistent with the way management currently organizes and evaluates financial information internally for making operating decisions and assessing performance. Prior periods have been recast to this new organizational and reporting structure.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued Statement No. 157 (SFAS 157), "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurement for Purpose of Lease Classification of Measurement under Statement 13," which amends SFAS 157 to exclude accounting pronouncements that address fair value measurements for purpose of lease classification or measurement under SFAS No. 13, "Accounting for Leases." In February 2008, the FASB also issued FSP FAS 157-2, "Effective Date of FASB Statement No. 157," which delays the effective date of SFAS 157 until the first quarter of fiscal 2010 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (fiscal year 2009 for the Company), and interim periods within those fiscal years. The Company is currently assessing the impact SFAS 157 will have on its results of operations and financial position.

In February 2007, the FASB issued Statement No. 159 (SFAS 159), "The Fair Value Option for Financial Assets and Financial Liabilities," which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for the Company in fiscal year 2009. The Company is currently evaluating the impact of adopting SFAS 159 on its financial position, cash flows, and results of operations.

In June 2007, the FASB ratified EITF Issue No. 07-3 (EITF 07-3), "Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities." This issue provides that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. EITF 07-3 is effective for the Company's fiscal year 2009. The adoption of EITF Issue No. 07-3 is not expected to have a material impact on the Company's consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" (SFAS 141R). The purpose of issuing the statement is to replace current guidance in SFAS 141 to better represent the economic value of a business combination transaction. The changes to be effected with SFAS 141R from the current guidance include, but are not limited to: (1) acquisition costs will be recognized as expenses separately from the acquisition; (2) known contractual contingencies at the time of the acquisition will be considered part of the liabilities acquired measured at their fair value; all other contingencies will be part of the liabilities acquired measured at their fair value only if it is more likely than not that they meet the definition of a liability; (3) contingent consideration based on the outcome of future events will be recognized and measured at the time of the acquisition; (4) business combinations achieved in stages (step acquisitions) will need to recognize the identifiable assets and liabilities, as well as non-controlling interests, in the acquiree, at the full amounts of their fair values; and (5) a bargain purchase (defined as a business combination in which the total acquisition-date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred plus any non-controlling interest in the acquiree) will require that excess to be recognized as a gain attributable to the acquirer. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009, except that resolution of certain tax contingencies and adjustments to valuation allowances related to business combinations, which previously were adjusted to goodwill, will be adjusted to income tax expense for all such adjustments after January 1, 2009, regardless of the date of the original business combination. SFAS 141R will be effective for the Company in fiscal year 2010. The Company is currently evaluating the impact of SFAS 141R.

In December 2007, the FASB issued SFAS No. 160 (SFAS 160), "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51." SFAS 160, which changes the accounting and reporting for business acquisitions and non-controlling interests in subsidiaries, was issued to improve the relevance, comparability, and transparency of financial information provided to investors. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. SFAS 160 will be effective for the Company in fiscal year 2010. The Company is currently evaluating the impact that SFAS 160 will have on its financial statements and disclosures.

In January 2008, the SEC released SAB No. 110 (SAB 110) which amends SAB No. 107 (SAB 107) which provided a simplified approach for estimating the expected term of a "plain vanilla" option, which is required for application of the Black-Scholes-Model (and other models) for valuing share options. At the time, the Staff acknowledged that, for companies choosing not to rely on their own historical option exercise data (i.e., because such data did not provide a reasonable basis for estimating the term), information about exercise patterns with respect to plain vanilla options granted by other companies might not be available in the near term; accordingly, in SAB 107, the Staff permitted use of a simplified approach for estimating the term of plain vanilla options granted on or before December 31, 2007. The information concerning exercise behavior that the Staff contemplated would be available by such date has not materialized for many companies. Thus, in SAB 110, the Staff continues to allow use of the simplified rule for estimating the expected term of plain vanilla options until such time as the relevant data do become widely available. The simplified method is based on the vesting period and contractual term for each vesting tranche of awards. The mid-point between the vesting date and the expiration date is used as the expected term under this method. SAB 110 is effective January 1, 2008. The Company currently uses the "simplified" method to estimate the expected term for stock option grants as it does not have enough historical experience to provide a reasonable estimate due to significant changes in the Company's stock option terms in October 2006. The Company will continue to use the "simplified" method until it has enough historical experience to provide a reasonable estimate of expected term in accordance with SAB 110.

In March 2008, the FASB issued SFAS No. 161 (SFAS 161), "Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133," which requires additional disclosures about the objectives of the derivative instruments and hedging activities, the method of accounting for such instruments under SFAS No. 133 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on our financial position, financial performance, and cash flows. SFAS 161 will be effective for the Company in fiscal year 2010. The Company is currently assessing the potential impact that adoption of SFAS 161 may have on its financial statements.

NOTE 2

Composition of Certain Balance Sheet Captions

(In thousands)	March 28, 2008	March 30, 2007
Accounts receivable, net:		
Billed	**$ 92,516**	$ 89,645
Unbilled	**63,278**	51,358
Allowance for doubtful accounts	**(310)**	(1,214)
	$155,484	$139,789
Inventories:		
Raw materials	**$ 21,091**	$ 19,840
Work in process	**8,883**	7,963
Finished goods	**30,352**	18,231
	$ 60,326	$ 46,034
Prepaid expenses and other current assets:		
Prepaid expenses	**$ 9,537**	$ 8,339
Other	**6,396**	879
	$ 15,933	$ 9,218

(continued)

(In thousands)	March 28, 2008	March 30, 2007
Property and equipment, net:		
Machinery and equipment (estimated useful life 5 years)	$ 51,067	$ 48,439
Computer equipment and software (estimated useful life 3 years)	43,700	36,936
Furniture and fixtures (estimated useful life 7 years)	9,192	7,552
Leasehold improvements (estimated useful life 1–11 years)	13,849	12,983
Land	3,124	3,124
Satellite under construction	8,136	—
Construction in progress	3,501	2,440
	132,569	111,474
Less accumulated depreciation and amortization	(67,876)	(60,011)
	$ 64,693	$ 51,463
Other acquired intangible assets, net:		
Technology	$ 44,392	$ 43,270
Contracts and relationships	18,898	18,766
Non-compete agreement	9,076	8,920
Other intangibles	9,323	9,295
	81,689	80,251
Less accumulated amortization	(56,212)	(46,650)
	$ 25,477	$ 33,601
Other assets:		
Capitalized software costs, net	$ 1,091	$ 3,576
Patents, orbital slots and orbital licenses, net	3,188	777
Deferred income taxes	10,169	13,328
Other	4,443	7,052
	$ 18,891	$ 24,733
Accrued liabilities:		
Current portion of warranty reserve	$ 6,550	$ 5,007
Secured borrowing and accrued interest	5,015	590
Accrued vacation	9,374	7,958
Accrued wages and performance compensation	4,867	10,678
Collections in excess of revenues	37,252	28,030
Other	10,899	10,207
	$ 73,957	$ 62,470
Other liabilities:		
Accrued warranty	$ 5,129	$ 4,856
Unrecognized tax position liabilities	5,974	—
Deferred rent, long-term portion	4,387	3,514
Secured borrowing, long-term portion	—	4,130
Other	1,800	773
	$ 17,290	$ 13,273

NOTE 3

Accounting for Goodwill and Intangible Assets

The Company accounts for its goodwill under SFAS No. 142. The SFAS No. 142 goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the reporting units that have goodwill assigned to them. Reporting units within the Company's government systems and commercial networks segments have goodwill assigned to them. The Company estimates the fair values of the reporting units using discounted cash flows. The cash flow forecasts are adjusted by an appropriate discount rate in order to determine the present value of the cash flows. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the operations used in the first step, and is compared to its carrying value. The shortfall of the fair value below carrying value represents the amount of goodwill impairment.

The annual test of impairment as required by SFAS No. 142 was completed in the fourth quarter of our fiscal year. In applying the first step, which is identification of any impairment of goodwill as of the test date, no impairment of goodwill resulted. Since step two is required only if step one reveals an impairment, the Company was not required to complete step two and the annual impairment testing was complete.

The Company will continue to make assessments of impairment on an annual basis in the fourth quarter of our fiscal year or more frequently if specific events occur. In assessing the value of goodwill, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the reporting units. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges that would negatively impact operating results.

The increase in goodwill from March 30, 2007 to March 28, 2008 was the result of the Company's business acquisition (Note 12) totaling approximately $1.3 million, partially offset by goodwill adjustments related to prior year acquisitions for final purchase price allocations as certain tax matters were resolved regarding acquired tax net operating losses.

The other acquired intangible assets are amortized using the straight-line method over their estimated useful lives of eight months to ten years. The technology intangible asset has several components with estimated useful lives of five to nine years, contracts and relationships intangible asset has several components with estimated useful lives of three to ten years, non-compete agreements have useful lives of three to five years and other amortizable assets have several components with original estimated useful lives of eight months to ten years. The amortization expense was $9.6 million, $9.5 million and $6.8 million for the fiscal years ended March 28, 2008, March 30, 2007 and March 31, 2006, respectively. The estimated amortization expense for the next five years is as follows:

(In thousands)	Amortization
Expected for fiscal year 2009	$ 8,821
Expected for fiscal year 2010	5,588
Expected for fiscal year 2011	4,826
Expected for fiscal year 2012	3,600
Expected for fiscal year 2013	1,047
Thereafter	1,595
	$25,477

The allocation of the other acquired intangible assets and the related accumulated amortization as of March 28, 2008 and March 30, 2007 is as follows:

	As of March 28, 2008			As of March 30, 2007		
(In thousands)	Total	Accumulated Amortization	Net Book Value	Total	Accumulated Amortization	Net Book Value
Technology	**$44,392**	**$(29,529)**	**$14,863**	$43,270	$(23,217)	$20,053
Contracts and relationships	**18,898**	**(10,868)**	**8,030**	18,766	(8,570)	10,196
Non-compete agreements	**9,076**	**(8,311)**	**765**	8,920	(8,048)	872
Other amortizable assets	**9,323**	**(7,504)**	**1,819**	9,295	(6,815)	2,480
Total other acquired intangible assets	**$81,689**	**$(56,212)**	**$25,477**	$80,251	$(46,650)	$33,601

NOTE 4

Line of Credit

On January 31, 2005, the Company entered into a three-year, $60 million revolving credit facility (the "Facility") in the form of a Second Amended and Restated Revolving Loan Agreement. On January 25, 2008, the Company amended the Second Amended and Restated Revolving Loan Agreement extending the Facility's current terms and conditions to April 30, 2008. On April 24, 2008, the Company amended the Second Amended and Restated Revolving Loan Agreement one more time extending the Facility's current terms and conditions to July 31, 2008.

Borrowings under the Facility are permitted up to a maximum amount of $60 million, including up to $15 million of letters of credit. Borrowings under the Facility bear interest, at the Company's option, at either the lender's prime rate or at LIBOR (London Interbank Offered Rate) plus, in each case, an applicable margin based on the ratio of the Company's total funded debt to EBITDA (income from operations plus depreciation and amortization). The Facility is collateralized by substantially all of the Company's personal property assets. At March 28, 2008, the Company had $8.0 million outstanding under standby letters of credit leaving borrowing availability under our line of credit of $52.0 million.

The Facility contains financial covenants that set a minimum EBITDA limit for the twelve-month period ending on the last day of any fiscal quarter at $30 million, a minimum tangible net worth as of the last day of any fiscal quarter at $135 million and a minimum quick ratio (sum of cash and cash equivalents, accounts receivable and marketable securities, divided by current liabilities) as of the last day of any fiscal quarter at 1.50 to 1.00. The Company was in compliance with its loan covenants as of March 28, 2008.

NOTE 5

Common Stock and Stock Plans

In April 2007, the Company filed a new universal shelf registration statement with the SEC for the future sale of up to an additional $200 million of debt securities, common stock, preferred stock, depositary shares and warrants. Additionally, the Company had available $200 million of these securities, which were previously registered under shelf registration statements the Company filed in June 2004 and September 2001. Up to an aggregate of $400 million of the securities may now be offered from time to time, separately or together, directly by us or through underwriters at amounts, prices, interest rates and other terms to be determined at the time of the offering.

In November 1996, the Company adopted the 1996 Equity Participation Plan. The 1996 Equity Participation Plan provides for the grant to executive officers, other key employees, consultants and non-employee directors of the Company a broad variety of stock-based compensation alternatives such as nonqualified stock options, incentive stock options, restricted stock and performance awards. From November 1996 to October 2006, through various amendments of the 1996 Equity Participation Plan, the Company increased the maximum number of shares reserved for issuance under this plan from 2,500,000 shares to 10,600,000 shares. The Company believes that such awards better align the interests of its employees with those of its stockholders. Shares of the Company's common stock granted under the Plan in the form of stock options or stock appreciation right are counted against the Plan share reserve on a one for one basis. Shares of the Company's common stock granted under the Plan as an award other than as an option or as a stock appreciation right with a per share purchase price lower than 100% of fair market value on the date of grant are counted against the Plan share reserve as two shares for each share of common stock. Option awards are granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on three to five years of continuous service and have terms from six to ten years. Restricted stock units (RSUs) are granted to eligible employees and directors and represent rights to receive shares of common stock at a future date. As of March 28, 2008, the Company had granted options and restricted stock units, net of cancellations, to purchase 8,279,791 and 395,074 shares of common stock, respectively, under the Plan.

In November 1996, the Company adopted the ViaSat, Inc. Employee Stock Purchase Plan (the "Employee Stock Purchase Plan") to assist employees in acquiring a stock ownership interest in the Company and to encourage them to remain in the employment of the Company. The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. In September 2005, the Company amended the Employee Stock Purchase Plan to increase the maximum number of shares reserved for issuance under this plan from 1,000,000 shares to 1,500,000 shares. The Employee Stock Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during specified six-month offering periods. No employee may purchase more than $25,000 worth of stock in any calendar year. The price of shares purchased under the Employee Stock Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. As of March 28, 2008, the Company had issued 1,200,250 shares of common stock under this plan.

On March 30, 2006, the Board of Directors of the Company accelerated the vesting of certain unvested employee stock options previously awarded to the Company's employees under the Company's 1996 Equity Participation Plan. Stock options held by the Company's non-employee directors were not accelerated. Options to purchase approximately 1.5 million shares of common stock were subject to this acceleration. All of the accelerated options were "in-the-money" and had exercise prices ranging from $4.70 to $26.94. All other terms and conditions applicable to such options, including the exercise prices, remain unchanged. As a result, the Company recorded $1.5 million in compensation expense in accordance with generally accepted accounting principles. The accelerated stock options are subject to lock-up restrictions preventing the sale of any shares acquired through the exercise of an accelerated stock option prior to the date on which the exercise would have been permitted under the stock option's original vesting terms. The decision to accelerate vesting of these options was made primarily to eliminate the recognition of the related compensation expense in the Company's future consolidated financial statements with respect to these unvested stock options upon adopting SFAS 123R. The Company recognized a pre-tax charge for estimated compensation expense of approximately $1.5 million in the fiscal fourth quarter ended March 31, 2006 after considering expected employee turnover rates to reflect, absent the acceleration, the "in-the-money" value of accelerated stock options the Company estimates would have been forfeited (unvested) pursuant to their original terms.

Transactions under the Company's stock option are summarized as follows:

	Number of Shares	Exercise Price per Share	Weighted Average Exercise Price per Share
Outstanding at April 1, 2005	6,014,361	$ 4.25–$43.82	$15.98
Options granted	345,274	5.03– 26.94	21.75
Options canceled	(67,109)	5.03– 25.01	18.69
Options exercised	(592,380)	4.70– 27.94	12.42
Outstanding at March 31, 2006	5,700,146	4.25– 43.82	16.70
Options granted	928,850	23.85– 33.68	26.68
Options canceled	(55,244)	5.03– 28.91	20.63
Options exercised	(894,199)	4.25– 27.94	13.58
Outstanding at March 30, 2007	5,679,553	4.70– 43.82	18.78
Options granted	401,950	19.74– 32.62	27.56
Options canceled	(54,089)	5.03– 32.62	24.73
Options exercised	(386,189)	5.03– 28.91	14.76
Outstanding at March 28, 2008	**5,641,225**	**$ 4.70–$43.82**	**$19.63**

All options issued under the Company's stock option plans have an exercise price equal to the fair market value of the Company's stock on the date of the grant.

The following table summarizes all options outstanding and exercisable by price range as of March 28, 2008:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life—Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.70–$10.73	902,702	3.25	$ 9.06	900,155	$ 9.07
11.08– 15.54	591,798	3.58	13.59	591,798	13.59
15.55– 18.71	391,086	5.24	17.56	383,086	17.55
18.73– 18.73	643,216	6.61	18.73	643,216	18.73
18.97– 21.02	564,533	6.05	20.63	473,033	20.77
21.75– 21.83	41,000	5.40	21.79	41,000	21.79
22.03– 22.03	864,850	2.50	22.03	864,850	22.03
22.10– 26.13	497,623	5.51	24.00	340,182	23.98
26.15– 26.15	583,750	4.54	26.15	145,943	26.15
26.16– 43.82	560,667	4.47	29.93	214,424	27.86
4.70– 43.82	5,641,225	4.44	$19.63	4,597,687	$17.99

Transactions under the Company's RSUs are summarized as follows:

	Number of Restricted Stock Units	Purchase Price per Share	Weighted Average Purchase Price per Share
Outstanding at March 31, 2006	—	$—	$—
Awarded	392,018	—	—
Forfeited	(2,504)	—	—
Released	—	—	—
Outstanding at March 30, 2007	389,514	—	—
Awarded	12,900	—	—
Forfeited	(7,340)	—	—
Released	(94,165)	—	—
Outstanding at March 28, 2008	**300,909**	**$—**	**$—**

All RSUs awarded under the Company's stock plans have an exercise price equal to zero.

NOTE 6

Shares Used in Earnings Per Share Calculations

Years Ended	March 28, 2008	March 30, 2007	March 31, 2006
Weighted average common shares outstanding used in calculating basic net income per share	**30,231,925**	28,589,144	27,132,973
Weighted average options to purchase common stock as determined by application of the treasury stock method	**1,835,023**	2,129,238	1,722,087
Weighted average restricted stock unit to acquire common stock as determined by application of the treasury stock method	**96,198**	17,804	—
Weighted average contingently issuable shares in connection with certain terms of the JAST acquisition agreement (Note 12)	**9,803**	—	—
Weighted average contingently issuable shares in connection with certain terms of the Enerdyne acquisition agreement (Note 12)	**15,482**	138,264	—
Employee Stock Purchase Plan equivalents	**35,259**	18,988	2,227
Shares used in computing diluted net income per share	**32,223,690**	30,893,438	28,857,287

Antidilutive shares relating to stock options excluded from the calculation were 986,136, 511,253 and 255,771 shares for the fiscal years ended March 28, 2008, March 30, 2007, and March 31, 2006, respectively. Antidilutive shares relating to restricted stock units excluded from the calculation were 1,854 for the fiscal year ended March 28, 2008. For the fiscal years ended March 30, 2007, and March 31, 2006, there were no antidilutive shares relating to restricted stock units excluded from the calculation.

NOTE 7

Income Taxes

The provision for income taxes includes the following:

Years Ended (In thousands)	March 28, 2008	March 30, 2007	March 31, 2006
Current tax provision			
Federal	**$15,233**	$10,781	$ 9,613
State	**1,650**	191	769
Foreign	**214**	137	128
	17,097	11,109	10,510

(continued)

Notes to Consolidated Financial Statements

Years Ended (In thousands)	March 28, 2008	March 30, 2007	March 31, 2006
Deferred tax (benefit) provision			
Federal	(2,064)	(3,269)	(2,543)
State	(1,512)	(1,085)	(2,862)
Foreign	—	—	—
	(3,576)	(4,354)	(5,405)
Total provision for income taxes	$13,521	$ 6,755	$ 5,105

Significant components of the Company's net deferred tax assets are as follows:

(In thousands)	As of March 28, 2008	March 30, 2007
Deferred tax assets:		
Tax credit carryforwards	$10,828	$13,076
Warranty reserve	4,612	3,895
Accrued vacation	2,873	2,560
Deferred rent	1,850	1,516
Inventory reserve	1,271	1,672
Stock compensation	3,433	1,967
Contract accounting	4,750	—
Other	1,217	1,484
Valuation allowance	(969)	(403)
Total deferred tax assets	29,865	25,767
Deferred tax liabilities:		
Property, equipment and intangible assets	1,032	2,718
Total deferred tax liabilities	1,032	2,718
Net deferred tax assets	$28,833	$23,049

A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

Years Ended (In thousands)	March 28, 2008	March 30, 2007	March 31, 2006
Tax expense at federal statutory rate	$16,830	$13,016	$10,056
State tax provision, net of federal benefit	2,071	1,595	1,277
Tax credits, net	(5,604)	(7,727)	(5,772)
Export sales tax benefit	—	(351)	(578)
Other	224	222	122
Total provision for income taxes	$13,521	$ 6,755	$ 5,105

As of March 28, 2008, the Company had federal and state research credit carryforwards of approximately $4.8 million and $9.6 million, respectively, that begin to expire in 2026 and 2020, respectively.

In accordance with SFAS 109, net deferred tax assets are reduced by a valuation allowance if, based on all the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $969,000 at March 28, 2008 and $403,000 at March 30, 2007 has been established relating to state net operating loss carryforwards and research credit carryforwards that, based on management's estimate of future taxable income attributable to certain states and generation of additional research credits, are considered more likely than not to expire unused.

In fiscal year 2008, approximately $875,000 of deferred tax assets related to pre-acquisition federal net operating loss carryovers were recorded with a corresponding adjustment to goodwill.

There is approximately $5.8 million of pre-acquisition state net operating loss carryovers related to the acquisition of ICT. The future tax benefits of these losses have not been recognized as deferred tax assets nor shown in the deferred tax table presented above based upon the uncertainty of future taxable income attributable to Massachusetts. To the extent these assets are recognized in the future, the adjustment will be applied first to reduce to zero any goodwill related to the acquisition, then as a reduction of long-term intangibles, and then as a reduction of the income tax provision.

If the Company has an "ownership change" as defined under Internal Revenue Code Section 382, it may have an annual limitation on the utilization of its tax credit carryforwards.

On March 31, 2007, the Company adopted the provisions of FIN 48. The Company recorded a cumulative change of $342,000 as a decrease to retained earnings.

The following table summarizes the activity related to our unrecognized tax benefits:

(In thousands)	
Balance at March 31, 2007	$29,235
Increase related to current year tax positions	1,456
Tax positions of prior years	—
Statute expirations	—
Settlements	—
Balance at March 28, 2008	**$30,691**

Of the total unrecognized tax benefits at March 28, 2008, approximately $21.6 million would reduce our annual effective tax rate if recognized.

Included in the balance at March 28, 2008 are $4.8 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

In the next twelve months it is reasonably possible that the amount of unrecognized tax benefits will decrease by approximately $937,000 as a result of the expiration of the statute of limitations for previously filed tax returns.

The Company is subject to periodic audits by domestic and foreign tax authorities. The Internal Revenue Service ("IRS") examination of our U.S. federal tax returns for fiscal years 2001–2004 was completed in the fourth quarter of fiscal year 2006 and agreement was reached with the IRS on the proposed adjustments. There was no material impact on income taxes or interest resulting from these audits and we consider those fiscal years to be effectively settled under FIN 48. By statute, our U.S. federal returns are subject to examination by the IRS for fiscal years 2005 through 2007. Additionally, tax credit carryovers that were generated in prior years and utilized in these years may also be subject to examination by the IRS. In July 2007, the IRS commenced an examination of our fiscal year 2006 federal income tax return. With few exceptions, the fiscal years 2004 to 2007 remain open to examination by state and foreign taxing jurisdictions. The Company believes that it has appropriate support for the income tax positions taken on its tax returns and its accruals for tax liabilities are adequate for all open years based on an assessment of many factors, including past experience and interpretations. The Company's policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense. There was $1.2 million of accrued interest and penalties associated with uncertain tax positions as of March 28, 2008, of which $312,000 was recognized in the period ended March 28, 2008.

NOTE 8

Employee Benefits

The Company is a sponsor of a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code. The Company may make discretionary contributions to the plan which vest equally over six years. Employees who are at least 18 years of age are eligible to participate in the plan. Participants are entitled, upon termination or retirement, to their vested portion of the plan assets which are held by an independent trustee. Discretionary contributions accrued by the Company during fiscal years 2008, 2007 and 2006 amounted to $4.7 million, $3.9 million and $3.2 million, respectively. The cost of administering the plan is not significant.

NOTE 9

Commitments

In January 2008, the Company entered into several agreements with Space Systems/Loral (SS/L), Loral Space & Communications (Loral) and Telesat Canada (Telesat) related to the Company's high capacity satellite system. Under the satellite construction contract with SS/L, the Company will purchase a Ka-band satellite (ViaSat-1) for approximately $209.1 million, subject to purchase price adjustments based on satellite performance, planned for launch in early 2011. The Company does not believe the purchase price paid by ViaSat to SS/L for the ViaSat-1 satellite will materially change. In addition, the Company entered into a beam sharing agreement with Loral ("Beam Sharing Agreement"), whereby Loral is responsible for contributing 15% of the total costs (estimated at approximately $60 million) associated with the ViaSat-1 satellite project. As part of this arrangement, Loral executed a separate contract with SS/L whereby Loral is purchasing the Canadian beams on the ViaSat-1 satellite (Loral Beams) for approximately $36.9 million (15% of the total satellite cost of $246.0 million). In addition, Loral remains responsible under the Beam Sharing Agreement to reimburse the Company for certain costs associated with launch, launch and in-orbit insurance, and operating the satellite. The reimbursed costs to the Company from Loral for launch and launch and the first year of in-orbit insurance are expected to be approximately $23.1 million. Further, under the terms of the Beam Sharing Agreement, the Company is appointed the sole and exclusive supplier of end-user broadband terminals and hub equipment for broadband service operated over the Loral Beams. The Company also entered into an agreement with Telesat, whereby Telesat has agreed to transfer certain orbital slot license rights to the Company for ViaSat-1 satellite operation.

The Company leases office facilities under non-cancelable operating leases with initial terms ranging from one to eleven years which expire between October 2008 and August 2020 and provide for pre-negotiated fixed rental rates during the terms of the lease. Certain of the Company's facilities leases contain option provisions which allow for extension of the lease terms.

For operating leases, minimum lease payments, including minimum scheduled rent increases, are recognized as rent expense on a straight-line basis over the lease term as that term is defined in SFAS No. 13 (SFAS 13), as amended, including any option periods considered in the lease term and any periods during which the Company has use of the property but is not charged rent by a landlord ("rent holiday"). Leasehold improvement incentives paid to the Company by a landlord are recorded as a liability and amortized as a reduction of rent expense over the lease term. Total rent expense was $10.2 million, $8.2 million and $7.6 million in fiscal years 2008, 2007 and 2006, respectively.

Future minimum lease payments are as follows (in thousands):

Years Ending,	
2009	$ 11,589
2010	13,775
2011	14,689
2012	14,409
2013	13,492
Thereafter	67,123
	$135,077

NOTE 10

Contingencies

The Company is a party to various claims and legal actions arising in the normal course of business. The ultimate outcome of such matters is not presently determinable, the Company believes that the resolution of all such matters, net of amounts accrued, will not have a material adverse effect on its financial position or liquidity; however, there can be no assurance that the ultimate resolution of these matters will not have a material impact on its results of operations in any period.

NOTE 11

Product Warranty

The Company provides limited warranties on most of its products for periods of up to five years. The Company records a liability for its warranty obligations when products are delivered based upon an estimate of expected warranty costs. Amounts expected to be incurred within twelve months are classified as a current liability. For mature products the warranty cost estimates are based on historical experience with the particular product. For newer products that do not have a history of warranty cost, the Company bases its estimates on its experience with the technology involved, including engineering estimates and the types of failure that may occur. It is possible that its underlying assumptions will not reflect the actual experience and in that case, future adjustments will be made to the recorded warranty obligation. The following table reflects the change in the Company's warranty accrual in fiscal years 2008, 2007 and 2006.

Years Ended (In thousands)	March 28, 2008	March 30, 2007	March 31, 2006
Balance, beginning of period	**$ 9,863**	$ 8,369	$ 7,179
Change in liability for warranties issued in period	**9,610**	7,347	4,309
Settlements made (in cash or in kind) during the period	**(7,794)**	(5,853)	(3,119)
Balance, end of period	**$11,679**	$ 9,863	$ 8,369

NOTE 12

Acquisitions

ACQUISITION OF JAST, S.A.

On August 2, 2007, the Company completed the acquisition of all of the outstanding capital stock of JAST, a Switzerland based, privately-held developer of microwave circuits and antennas for terrestrial and satellite applications, specializing in small, low-profile antennas for mobile satellite communications. The initial purchase price of approximately $2.1 million was comprised primarily of $452,000 related to the fair value of 14,424 shares of the Company's common stock issued at the closing date, $748,000 in cash consideration, the issuance of an $800,000 payable, and approximately $125,000 in direct acquisition costs. The $748,000 in cash consideration plus approximately $125,000 in direct acquisition costs less cash acquired of $22,000 resulted in an initial net cash outlay of approximately $851,000. The remaining $800,000 is payable on the first anniversary of the closing date, of which $483,000 will be paid in cash and $317,000 will be paid in stock or cash, at the Company's election. Under the terms of the purchase agreement, up to an additional $4.5 million in consideration is payable in stock and/or cash, at the Company's option, based on JAST achieving certain earnings performance and technology development targets during the two years following closing. No portion of this additional consideration is guaranteed. The additional consideration, if earned, is payable after JAST achieves specified earnings performance and technology development targets and will be recorded as additional purchase price. During March 2008, goodwill was increased by $66,000 upon resolution of certain tax matters regarding the Company's realization of operating loss carryforwards and finalization of the purchase price allocation, resulting in a total of $1.3 million in goodwill and $1.4 million in identifiable intangible assets.

The allocation of purchase price of the acquired assets and assumed liabilities based on the estimated fair values is as follows:

(In thousands)	
Current assets	$ 169
Identifiable intangible assets	1,438
Goodwill	1,288
Total assets acquired	2,895
Liabilities assumed	(770)
Total purchase price	$2,125

Amounts assigned to other intangible assets are being amortized on a straight-line basis over their estimated useful lives ranging from two to five years and are as follows:

(In thousands)	
Technology (3-year weighted average life)	$1,122
Customer relationships (5-year weighted average life)	132
Non-compete agreements (5-year weighted average life)	156
Backlog (2-year weighted average life)	28
Total identifiable intangible assets	$1,438

The acquisition of JAST is beneficial to the Company because it adds complementary technologies and provides additional business opportunities, namely microwave circuits and antennas for terrestrial and satellite applications and small, low-profile antennas for mobile satellite communications. The benefit of these products can be offered to many of the Company's consumer, enterprise or government customers. These benefits and additional opportunities were among the factors that contributed to a purchase price resulting in the recognition of goodwill which has been recorded within the commercial networks segment. The intangible assets and goodwill recognized will not be deductible for federal income tax purposes.

ACQUISITION OF INTELLIGENT COMPRESSION TECHNOLOGIES, INC.

On February 16, 2007, the Company completed the acquisition of all of the outstanding capital stock of ICT, a privately-held provider to corporations, internet service providers (ISPs), and satellite/wireless carriers of data compression techniques, advanced transport protocols, and application optimization to increase the speeds of either narrowband or broadband terrestrial, wireless, or satellite services. The initial purchase price of approximately $20.7 million was comprised primarily of $13.3 million related to the fair value of 414,073 shares of the Company's common stock issued at the closing date, $7.2 million in cash consideration, and approximately $200,000 in direct acquisition costs. The $7.2 million in cash consideration paid to the former ICT stockholders plus approximately $200,000 in direct acquisition costs less cash acquired of $32,000 resulted in a net cash outlay of approximately $7.4 million. Under the terms of the purchase agreement, up to an additional $34.3 million in consideration is payable in cash and/or stock, at the Company's option, based on ICT achieving certain earnings performance over certain 12-month periods during the two years following closing (as well as projected earnings performance for the one-year period thereafter). No portion of this additional consideration is guaranteed. The additional consideration, if earned, is payable after the 12-month period in which ICT achieves the specified earnings performance and will be recorded as additional purchase price. During the fourth quarter of fiscal year 2008, a $1.1 million adjustment reducing goodwill was made to the final purchase price allocation for ICT as certain tax matters were resolved regarding acquired net operating losses.

The allocation of purchase price of the acquired assets and assumed liabilities based on the estimated fair values is as follows:

(In thousands)	
Current assets	$ 744
Identifiable intangible assets	12,550
Goodwill	11,616
Other assets	1,057
Total assets acquired	25,967
Liabilities assumed	(5,275)
Total purchase price	$20,692

Amounts assigned to other intangible assets are being amortized on a straight-line basis over their estimated useful lives ranging from four to five years and are as follows:

(In thousands)	
Customer relationships (5-year weighted average life)	$ 930
Technology (5-year weighted average life)	11,000
Non-compete agreements (4-year weighted average life)	550
Trade name (4-year weighted average life)	70
Total identifiable intangible assets	$12,550

The acquisition of ICT is beneficial to the Company because it adds complementary technologies and provides additional business opportunities. The Company believes that the ICT AcceleNet family of products speeds web browsing and accelerates leading office applications, while simultaneously reducing network congestion. The benefit of these products can be offered to many of the Company's consumer, enterprise, or government customers. These benefits and additional opportunities were among the factors that contributed to a purchase price resulting in the recognition of goodwill. The intangible assets and goodwill recognized will not be deductible for federal income tax purposes.

The consolidated financial statements include the operating results of ICT from the date of acquisition in the Company's commercial networks segment. Pro forma results of operations have not been presented because the effect of the acquisition was insignificant to the financial statements for all periods presented.

ACQUISITION OF ENERDYNE TECHNOLOGIES, INC.

On June 20, 2006, the Company completed the acquisition of all of the outstanding capital stock of Enerdyne, a privately-held provider of innovative data link equipment and digital video systems for defense and intelligence markets, including unmanned aerial vehicle and other airborne and ground based applications. The initial purchase price of approximately $17.5 million was comprised primarily of $16.4 million related to the fair value of 724,231 shares of the Company's common stock issued at the closing, $500,000 in cash consideration, and $700,000 in direct acquisition costs. The $1.2 million of cash consideration paid to the former Enerdyne stockholders and the transaction expenses paid less cash acquired of $900,000 resulted in a net cash outlay of approximately $281,000. Up to an additional $8.7 million in consideration is payable in cash and stock under the terms of the acquisition agreement based on Enerdyne achieving certain earnings performance in any fiscal year up to and including the Company's 2010 fiscal year (as well as projected earnings performance for the one-year period thereafter) and will be recorded as additional purchase price. No portion of the additional consideration is guaranteed.

As of March 30, 2007, Enerdyne achieved financial results entitling the former Enerdyne stockholders to $5.9 million of additional consideration. On May 3, 2007, the Company issued 170,763 shares of common stock and $260,000 in cash in full settlement of all additional consideration provisions and the $5.9 million payable outstanding at March 30, 2007. The additional purchase price consideration of $5.9 million was recorded as additional government systems segment goodwill in the fourth quarter of fiscal year 2007. During March 2007, a $1.5 million adjustment reducing goodwill was made to the final purchase price allocation for Enerdyne as certain tax matters were resolved regarding utilization of Enerdyne's net operating losses as tax deductions in the future resulting in deferred tax assets being recorded.

The allocation of purchase price of the acquired assets and assumed liabilities based on the estimated fair values is as follows:

(In thousands)	
Current assets	$ 3,543
Property, plant and equipment	343
Identifiable intangible assets	6,570
Goodwill	16,332
Other assets	1,275
Total assets acquired	28,063
Liabilities assumed	(4,666)
Total purchase price	$23,397

Amounts assigned to other intangible assets are being amortized on a straight-line basis over their estimated useful lives ranging from eight months to seven years and are as follows:

(In thousands)	
Customer relationships (7-year weighted average life)	$2,400
Technology (4.5-year weighted average life)	2,600
Non-compete agreements (4-year weighted average life)	420
Backlog (8-month weighted average life)	1,150
Total identifiable intangible assets	$6,570

The acquisition of Enerdyne is complementary to the Company because the Company will benefit from Enerdyne's technology, namely unmanned analog and digital video data link capabilities, existing relationships in the unmanned aerial vehicle (UAV) market, customers and highly skilled workforce. The potential opportunities these benefits provide to the Company's UAV applications product group in its government systems segment were among the factors that contributed to a purchase price resulting in the recognition of goodwill. The intangible assets and goodwill recognized will not be deductible for federal income tax purposes.

The consolidated financial statements include the operating results of Enerdyne from the date of acquisition in the Company's UAV applications product line in the government systems segment. Pro forma results of operations have not been presented because the effect of the acquisition was insignificant to the financial statements for all periods presented.

ACQUISITION OF EFFICIENT CHANNEL CODING, INC.

On December 1, 2005, the Company completed the acquisition of all of the outstanding capital stock of ECC, a privately-held designer and supplier of broadband communication integrated circuits and satellite communication systems. The initial purchase price of approximately $16.6 million was comprised primarily of $15.8 million in cash consideration, $227,000 in direct acquisition costs and $525,000 related to the fair value of options exchanged at the closing date. The $16.1 million of cash consideration less cash acquired of approximately $70,000 resulted in a net cash outlay of approximately $16.0 million. Up to an additional $9.0 million in consideration is payable in cash and/or stock at the Company's option on or prior to the eighteen (18) month anniversary of the closing date based on ECC meeting certain financial performance targets.

On May 23, 2006, the Company agreed to pay the maximum additional consideration amount to the former ECC stockholders in the amount of $9.0 million which has been accrued as of March 30, 2007. The $9.0 million was payable in cash or stock, at the Company's option, in May 2007. The additional purchase price consideration of $9.0 million was recorded as additional goodwill in the commercial networks segment in the first quarter of fiscal year 2007.

The allocation of purchase price of the acquired assets and assumed liabilities based on the estimated fair values is as follows:

(In thousands)	
Current assets	$ 1,513
Property, plant and equipment	179
Identifiable intangible assets	9,800
Goodwill	17,641
Other assets	34
Total assets acquired	29,167
Current liabilities	(3,016)
Other long-term liabilities	(853)
Total liabilities assumed	(3,869)
Deferred stock-based compensation	291
Total purchase price	$25,589

The Company issued 23,424 unvested incentive stock options under the Efficient Channel Coding, Inc. 2000 Long Term Incentive Plan assumed under the terms of the acquisition agreement. In accordance with SFAS No. 141, the Company recorded $291,000 in deferred stock-based compensation which will be amortized to compensation expense over the remaining service period.

Amounts assigned to other intangible assets are being amortized on a straight-line basis over their estimated useful lives ranging from one to ten years and are as follows:

(In thousands)	
Customer relationships (10-year weighted average life)	$5,700
Technology (6-year weighted average life)	2,900
Backlog (1-year weighted average life)	1,200
Total identifiable intangible assets	$9,800

The acquisition of ECC is complementary to the Company because the Company will benefit from ECC's technology, namely DVB-S2 and ASIC design capabilities, customers and highly skilled workforce. The potential opportunities these benefits provide to ViaSat's Satellite Networks product group in the commercial networks segment were among the factors that contributed to a purchase price resulting in the recognition of goodwill. The intangible assets and goodwill recognized will be deductible for federal income tax purposes.

The consolidated financial statements include the operating results of ECC from the date of acquisition in the Company's commercial networks segment. Pro forma results of operations have not been presented because the effect of the acquisition was insignificant to the financial statements for all periods presented.

NOTE 13

Segment Information

The Company's government systems, commercial networks and satellite services segments are primarily distinguished by the type of customer and the related contractual requirements. The more regulated government environment is subject to unique contractual requirements and possesses economic characteristics which differ from the commercial networks and satellite services segment. During the third and fourth quarter of fiscal year

2008, the Company made management and organization structure changes due to a shift in product marketing and development strategies and consequently realigned the way management organizes and evaluates financial information internally for making operating decisions and assessing performance. The Company's satellite services segment is primarily comprised of its ViaSat-1 satellite, mobile broadband and enterprise VSAT services businesses. The Company's commercial networks segment comprises its former satellite networks and antenna systems segments, except for the satellite services segment. The Company's reporting segments, including the government systems, commercial networks and satellite services are determined consistent with the way management currently organizes and evaluates financial information internally for making operating decisions and assessing performance. The following segment information, including prior periods, recasts this new organizational and reporting structure:

Years Ended (In thousands)	March 28, 2008	March 30, 2007	March 31, 2006
Revenues			
Government Systems	**$319,538**	$278,352	$218,394
Commercial Networks	**248,297**	231,526	216,473
Satellite Services	**6,815**	6,688	5,229
Elimination of intersegment revenues	**—**	—	(6,273)
Total revenues	**$574,650**	$516,566	$433,823
Operating profits (losses)			
Government Systems	**$ 45,793**	$ 42,795	$ 43,450
Commercial Networks	**9,802**	4,279	(3,401)
Satellite Services	**(2,851)**	(1,699)	(1,065)
Elimination of intersegment operating profits	**44**	—	(3,061)
Segment operating profit before corporate and amortization	**52,788**	45,375	35,923
Corporate	**(296)**	(428)	(187)
Amortization of intangibles	**(9,562)**	(9,502)	(6,806)
Income from operations	**$ 42,930**	$ 35,445	$ 28,930

Amortization of acquired intangibles by segment for the fiscal years ended March 28, 2008, March 30, 2007 and March 31, 2006 is as follows:

(In thousands)	March 28, 2008	March 30, 2007	March 31, 2006
Government Systems	**$1,087**	$2,009	$ 20
Commercial Networks	**8,475**	7,493	6,786
Satellite Services	**—**	—	—
Total amortization of intangibles	**$9,562**	$9,502	$6,806

Assets identifiable to segments include: accounts receivable, unbilled accounts receivable, inventory, intangible assets and goodwill. Segment assets as of March 28, 2008 and March 30, 2007 are as follows:

(In thousands)	March 28, 2008	March 30, 2007
Segment assets		
Government Systems	**$139,979**	$114,625
Commercial Networks	**166,858**	170,028
Satellite Services	**1,016**	1,202
Total segment assets	**307,853**	285,855
Corporate assets	**243,241**	198,084
Total assets	**$551,094**	$483,939

Notes to Consolidated Financial Statements

The management and organization structure changes in the third and fourth quarter of fiscal year 2008 resulted in reclassifications of approximately $5.9 million of goodwill and $345,000 of net intangible assets from the Commercial Networks segment to the Government Systems segment as of March 30, 2007. Net intangible assets and goodwill included in segment assets as of March 28, 2008 and March 30, 2007 are as follows:

	Net Intangible Assets		Goodwill	
(In thousands)	**March 28, 2008**	March 30, 2007	**March 28, 2008**	March 30, 2007
Government Systems	**$ 3,880**	$ 4,967	**$22,191**	$21,993
Commercial Networks	**21,597**	28,634	**44,216**	43,995
Satellite Services	**—**	—	**—**	—
Total	**$25,477**	$33,601	**$66,407**	$65,988

Revenue information by geographic area for the fiscal years ended March 28, 2008, March 30, 2007 and March 31, 2006 is as follows:

Years Ended (In thousands)	**March 28, 2008**	March 30, 2007	March 31, 2006
United States	**$472,151**	$434,458	$355,459
Europe, Middle East and Africa	**40,472**	33,930	28,003
Asia Pacific	**27,745**	21,927	27,855
North America other than United States	**28,638**	16,706	16,787
Latin America	**5,644**	9,545	5,719
	$574,650	$516,566	$433,823

The Company distinguishes revenues from external customers by geographic areas based on customer location.

The net book value of long-lived assets located outside the United States was $392,000 and $313,000 at March 28, 2008 and March 30, 2007, respectively.

NOTE 14

Certain Relationships and Related-Party Transactions

In January 2008, the Company entered into several agreements with Space Systems/Loral (SS/L), Loral Space & Communications (Loral) and Telesat Canada (Telesat) related to the Company's high capacity satellite system. Under the satellite construction contract with SS/L, the Company will purchase a Ka-band satellite (ViaSat-1) for approximately $209.1 million, subject to purchase price adjustments based on satellite performance. The Company does not believe the purchase price paid by ViaSat to SS/L for the ViaSat-1 satellite will materially change. In addition, the Company entered into a beam sharing agreement with Loral ("Beam Sharing Agreement"), whereby Loral is responsible for contributing 15% of the total costs (estimated at approximately $60 million) associated with the ViaSat-1 satellite project.

Michael Targoff, a director of the Company since February 2003, currently serves as the Chief Executive Officer and the Vice Chairman of the board of directors of Loral Space & Communications, Inc., the parent of Space Systems/Loral, Inc. and as of October 31, 2007 serves on the board of directors of a newly formed entity, Telesat. John Stenbit, a director of the Company since August 2004, also currently serves on the board of directors of Loral Space & Communications, Inc. The purchase of the ViaSat-1 satellite by the Company from SS/L was approved by the disinterested members of the Company's Board of Directors.

As of March 28, 2008, related to the construction of the Company's high capacity satellite system, the Company paid $3.8 million to Space Systems/Loral and had an outstanding payable of $3.8 million. There was no outstanding payable related to Space Systems/Loral as of March 30, 2007.

On October 31, 2007, Canada's Public Sector Pension Investment Board (PSP) and Loral Space & Communications Inc., through a newly formed entity, Telesat, completed the acquisition of 100% of the common shares of Telesat Canada, a ViaSat customer, from BCE Inc. Loral and PSP hold an economic interest in Telesat of 64% and 36%, respectively, and a voting interest of 33$^{1}/_{3}$% and 66$^{2}/_{3}$%, respectively. In connection with this transaction, Michael Targoff became a director on the board of the newly formed entity, Telesat.

In the normal course of business, the Company recognized $11.1 million, $9.7 million and $9.9 million of revenue related to Telesat and Telesat Canada combined for the fiscal years ended March 28, 2008, March 30, 2007 and March 31, 2006, respectively. Accounts receivable to the Telesat and Telesat Canada combined as of March 28, 2008 and March 30, 2007 were $3.1 million and $4.6 million, respectively.

Valuation and Qualifying Accounts

FOR THE THREE YEARS ENDED MARCH 28, 2008

Date (In thousands)	Allowance for Doubtful Accounts
Balance, April 1, 2005	$ 163
Provision	246
Write-off	(144)
Balance, March 31, 2006	$ 265
Provision	1,215
Write-off	(266)
Balance, March 30, 2007	$ 1,214
Provision	501
Write-off	(1,405)
Balance, March 28, 2008	**$ 310**

Date (In thousands)	Deferred Tax Asset Valuation Allowance
Balance, April 1, 2005	$ 769
Provision	303
Write-off	(769)
Balance, March 31, 2006	$ 303
Provision	100
Write-off	—
Balance, March 30, 2007	$ 403
Provision	566
Write-off	—
Balance, March 28, 2008	**$ 969**

Market for Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the Nasdaq Global Select Market under the symbol "VSAT." The following table sets forth, for the periods indicated, the range of high and low sales prices of our common stock as reported by Nasdaq.

	High	Low
Fiscal 2007		
First Quarter	$30.83	$23.65
Second Quarter	28.21	22.32
Third Quarter	30.45	24.36
Fourth Quarter	36.00	27.88
Fiscal 2008		
First Quarter	**$35.87**	**$29.61**
Second Quarter	**32.97**	**25.20**
Third Quarter	**36.49**	**28.23**
Fourth Quarter	**34.98**	**19.20**

As of May 20, 2008 there were 899 holders of record of our common stock. A substantially greater number of holders of ViaSat common stock are "street name" or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

DIVIDEND POLICY

To date, we have neither declared nor paid any dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operation and development of our business and, therefore, do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors, subject to any applicable restrictions under our debt and credit agreements, and will be dependent upon our financial condition, results of operations, capital requirements, general business condition and such other factors as the Board of Directors may deem relevant.

RECENT SALES OF UNREGISTERED SECURITIES

There were no unregistered sales of equity securities during fiscal year 2008.

Performance Graph

The following graph shows the value of an investment of $100 in cash on March 31, 2003 in (1) ViaSat's common stock, (2) the NASDAQ Telecommunications Index, (3) the NASDAQ Composite Index and (4) the S&P 600 SmallCap Index. The graph assumes that all dividends were reinvested. The stock price performance shown on the graph is not necessarily indicative of future performance. The information contained under this heading "Performance Graph" is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission (SEC) and is not to be incorporated by reference in any filing of ViaSat under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934 whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.


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Corporate Information

BOARD OF DIRECTORS

Mark D. Dankberg
Chairman of the Board, Chief Executive Officer ViaSat, Inc.

Dr. Robert W. Johnson
Director

B. Allen Lay
Director

Dr. Jeffrey M. Nash
Director

John P. Stenbit
Director

Michael B. Targoff
Director

Harvey P. White
Director

CORPORATE OFFICERS

Mark D. Dankberg
Chairman of the Board, Chief Executive Officer

Richard A. Baldridge
President and Chief Operating Officer

Ronald G. Wangerin
Vice President and Chief Financial Officer

H. Stephen Estes
Vice President, Human Resources

Kevin J. Harkenrider
Vice President, Operations

Steven R. Hart
Vice President and Chief Technical Officer

Keven K. Lippert
Vice President, General Counsel and Secretary

Mark J. Miller
Vice President and Chief Technical Officer

Thomas E. Moore
Sr. Vice President and President, ViaSat Satellite Holdings

STOCK LISTING

ViaSat, Inc. is listed on the NASDAQ Stock Market under the trading symbol VSAT.

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
750 B Street, Suite 2900
San Diego, California 92101

GENERAL LEGAL COUNSEL

Latham & Watkins LLP
12636 High Bluff Drive, Suite 400
San Diego, California 92130

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services
2 N. LaSalle Street
Chicago, Illinois 60602

ANNUAL MEETING

Thursday, October 2, 2008, 8:30 a.m.
ViaSat, Inc.
6155 El Camino Real
Carlsbad, California 92009

FORM 10-K

A copy of ViaSat's 10-K filed with the Securities and Exchange Commission will be made available to all shareholders at no charge. The 10-K also can be accessed through the SEC Web site (www.sec.gov) or through the ViaSat Web site from the Investor Relations page. To receive a copy by mail please contact:

Investor Relations
ViaSat, Inc.
6155 El Camino Real
Carlsbad, California 92009
760-476-2633
ir@viasat.com

SAFE HARBOR STATEMENT

This Annual Report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management. We use words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "goal," "intend," "may," "plan," "project," "seek," "should," "target," "will," "would," variations of such words and similar expressions to identify forward-looking statements. In addition, statements that refer to projections of earnings, revenue, costs or other financial items; anticipated growth and trends in our business or key markets; future growth and revenues; future economic conditions and performance; anticipated performance of products or services; plans, objectives and strategies for future operations; and other characterizations of future events or circumstances, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Factors that might cause such a difference include, but are not limited to, ViaSat's ability to perform under existing contracts and obtain additional contracts, ViaSat's ability to develop new products that gain market acceptance, changes in product supply, pricing and customer demand, changes in relationships with, or the financial condition of, key customers or suppliers, manufacturing issues or delays, satellite failures or performance degradations, difficulties in obtaining regulatory approvals, cost overruns, product design flaws or defects, ViaSat's ability to successfully integrate acquired companies, changes in government regulations, changes in economic conditions globally and in the communications market in particular, increased competition, potential product liability, infringement and other claims, factors affecting the communications industry generally, and other factors listed in our most recent reports on Form 10-K, 10-Q and 8-K. We undertake no obligation to revise or update any forward-looking statements for any reason.

Designed by Curran & Connors, Inc. / www.curran-connors.com


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VIASAT, INC. | 6155 EL CAMINO REAL | CARLSBAD, CALIFORNIA 92009 | WWW.VIASAT.COM